Exhibit 99.1

Itaú Unibanco Holding S.A.

June 30, 2016

Complete Financial Statements in IFRS

Independent auditor's report on the consolidated financial statement

To the Board of Directors and Stockholders of

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (the "Institution"), which comprise the consolidated balance sheet as at June 30, 2016 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended and the consolidated statements of income, comprehensive income and cash flows for the quarter then ended June 30, 2016, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Institution's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institution's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2016, and their financial performance and their cash flows for the six-month period and quarter then ended, in accordance with IAS 34 - "Interim Financial Reporting" issued by IASB.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	2

Other matters

Supplementary information - statement of value added

We also have audited the consolidated statement of value added for the quarter and the six-month period then ended June 30, 2016, which is the responsibility of the Company's management. The presentation of this statement is required by the Brazilian corporate legislation for listed companies, but it is considered supplementary information for International Financial Reporting Standards (IFRS). This statement was subject to the same audit procedures described above and, in our opinion, is fairly presented, in all material respects, in relation to the consolidated financial statements taken as a whole.

São Paulo, August 1, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	06/30/2016	12/31/2015
Cash and deposits on demand	4	21,852	18,544
Central Bank compulsory deposits	5	68,698	66,556
Interbank deposits	6	25,362	30,525
Securities purchased under agreements to resell	6	246,932	254,404
Financial assets held for trading	7a	179,228	164,311
Pledged as collateral		23,888	11,008
Other		155,340	153,303
Financial assets designated at fair value through profit or loss	7b	750	642
Derivatives	8 and 9	37,114	26,755
Available-for-sale financial assets	10	85,501	86,045
Pledged as collateral		8,029	16,706
Other		77,472	69,339
Held-to-maturity financial assets	11	40,684	42,185
Pledged as collateral		11,745	9,460
Other		28,939	32,725
Loan operations and lease operations portfolio, net	12	468,787	447,404
Loan operations and lease operations portfolio		498,528	474,248
(-) Allowance for loan and lease losses		(29,741)	(26,844)
Other financial assets	20a	54,146	53,506
Investments in associates and joint ventures	13	4,923	4,399
Goodwill	3a	9,384	2,057
Fixed assets, net	15	8,186	8,541
Intangible assets, net	16	7,564	6,295
Tax assets		43,966	52,149
Income tax and social contribution - current		2,466	2,088
Income tax and social contribution - deferred	27b	38,623	47,453
Other		2,877	2,608
Assets held for sale	36	585	486
Other assets	20a	12,680	11,611
Total assets		1,316,342	1,276,415

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders’ equity	Note	06/30/2016	12/31/2015
Deposits	17	309,032	292,610
Securities sold under repurchase agreements	19a	339,687	336,643
Financial liabilities held for trading	18	377	412
Derivatives	8 and 9	34,516	31,071
Interbank market debt	19a	138,293	156,886
Institutional market debt	19b	96,524	93,918
Other financial liabilities	20b	67,426	68,715
Reserves for insurance and private pension	30c II	141,668	129,305
Liabilities for capitalization plans		2,996	3,044
Provisions	32	19,802	18,994
Tax liabilities		3,451	4,971
Income tax and social contribution - current		1,336	2,364
Income tax and social contribution - deferred	27b II	428	370
Other		1,687	2,237
Other liabilities	20b	31,450	25,787
Total liabilities		1,185,222	1,162,356
Capital	21a	85,148	85,148
Treasury shares	21a	(1,447)	(4,353)
Additional paid-in capital	21c	1,525	1,733
Appropriated reserves	21d	10,921	10,067
Unappropriated reserves	21e	23,710	20,947
Cumulative other comprehensive income		(2,274)	(1,290)
Total stockholders' equity attributed to the owners of the parent company		117,583	112,252
Non-controlling interests		13,537	1,807
Total stockholders' equity		131,120	114,059
Total liabilities and stockholders' equity		1,316,342	1,276,415

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		04/01 to	04/01 to	01/01 to	01/01 to
	Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Banking product		31,672	26,902	61,480	46,980
Interest and similar income	23a	39,207	33,994	77,914	68,961
Interest and similar expense	23b	(22,707)	(19,199)	(45,393)	(34,992)
Dividend income		106	13	116	15
Net gain (loss) on investment securities and derivatives	23c	3,173	(336)	6,185	1,329
Foreign exchange results and exchange variations on transactions		2,026	3,466	3,535	(6,373)
Banking service fees	24	8,047	7,124	15,487	14,234
Income related to insurance, private pension and capitalization operations before claim and selling expenses		1,446	1,625	3,010	3,251
Income related to insurance and private pension	30b III	6,412	5,346	11,858	10,689
Reinsurance Premiums	30b III	(38)	(18)	(57)	(37)
Change in reserves for insurance and private pension		(5,080)	(3,842)	(9,092)	(7,675)
Revenue from capitalization plans		152	139	301	274
Other income	25	374	215	626	555
Losses on loans and claims		(4,587)	(4,999)	(10,443)	(10,049)
Expenses for allowance for loan and lease losses	12b	(5,207)	(5,749)	(11,500)	(11,495)
Recovery of loans written-off as loss		973	1,135	1,804	2,199
Expenses for claims		(388)	(392)	(787)	(763)
Recovery of claims under reinsurance		35	7	40	10
Banking product net of losses on loans and claims		27,085	21,903	51,037	36,931
Other operating income (expenses)		(14,796)	(12,753)	(28,073)	(24,908)
General and administrative expenses	26	(12,673)	(11,226)	(24,060)	(22,226)
Tax expenses		(2,256)	(1,686)	(4,272)	(2,972)
Share of profit or (loss) in associates and joint ventures	13	133	159	259	290
Income before income tax and social contribution	27	12,289	9,150	22,964	12,023
Current income tax and social contribution		(641)	(734)	(1,574)	(4,941)
Deferred income tax and social contribution		(5,326)	(2,482)	(9,370)	4,635
Net income		6,322	5,934	12,020	11,717
Net income attributable to owners of the parent company	28	5,999	5,845	11,710	11,518
Net income (loss) attributable to non-controlling interests		323	89	310	199
Earnings per share - basic	28
Common		1.01	0.97	1.98	1.92
Preferred		1.01	0.97	1.98	1.92
Earnings per share - diluted	28
Common		1.01	0.97	1.97	1.90
Preferred		1.01	0.97	1.97	1.90
Weighted average number of shares outstanding - basic	28
Common		3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,882,409,951	2,961,643,775	2,879,146,302	2,965,086,674
Weighted average number of shares outstanding - diluted	28
Common		3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,917,367,923	2,991,177,682	2,906,740,220	2,999,193,043

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	6

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

		04/01 to	04/01 to	01/01 to	01/01 to
	Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Net income		6,322	5,934	12,020	11,717
Available-for-sale financial assets		817	260	2,022	2
Change in fair value		1,262	280	2,766	(672)
Income tax effect		(492)	(89)	(1,125)	224
(Gains) / losses transferred to income statement	23c	79	113	635	750
Income tax effect		(32)	(44)	(254)	(300)
Hedge		349	313	(260)	(795)
Cash flow hedge	9	(785)	19	(2,415)	129
Change in fair value		(1,311)	35	(4,316)	254
Income tax effect		526	(16)	1,901	(125)
Hedge of net investment in foreign operation	9	1,134	294	2,155	(924)
Change in fair value		2,040	655	3,824	(1,738)
Income tax effect		(906)	(361)	(1,669)	814
Remeasurements of liabilities for post-employment benefits (*)		6	8	(3)	17
Remeasurements	29	9	10	5	32
Income tax effect		(3)	(2)	(8)	(15)
Foreign exchange differences on foreign investments		(1,406)	(679)	(2,743)	1,106
Total comprehensive income		6,088	5,836	11,036	12,047
Comprehensive income attributable to non-controlling interests		323	89	310	199
Comprehensive income attributable to the owners of the parent company		5,765	5,747	10,726	11,848

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	7

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Notes 21 and 22)

Periods ended June 30, 2016 and 2015

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income				Total	Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	stockholders' equity – owners of the parent company	stockholders' equity – non- controlling interests	Total

Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(1,014)	19	(10,148)	-	(2,883)	-	-	-	-	(3,878)	220	(3,658)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	(1,014)	64	-	-	-	-	-	-	-	(950)	-	(950)
Granting of stock options – exercised options	-	233	43	-	-	-	-	-	-	-	276	-	276
Acquisition of treasury shares (Note 21a)	-	(1,247)	-	-	-	-	-	-	-	-	(1,247)	-	(1,247)
Granted options recognized	-	-	21	-	-	-	-	-	-	-	21	-	21
Share-based payment – variable compensation	-	-	(45)	-	-	-	-	-	-	-	(45)	-	(45)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	276	276
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	-	-	(2,883)	-	-	-	-	(2,883)	(56)	(2,939)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(317)	-	-	-	-	-	-	(317)	-	(317)
Other	-	-	-	8	(26)	-	-	-	-	-	(18)	-	(18)
Total comprehensive income	-	-	-	-	-	11,518	2	17	1,106	(795)	11,848	199	12,047
Net income	-	-	-	-	-	11,518	-	-	-	-	11,518	199	11,717
Other comprehensive income for the period	-	-	-	-	-	-	2	17	1,106	(795)	330	-	330
Appropriations:
Legal reserve	-	-	-	532	-	(532)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	7,215	888	(8,103)	-	-	-	-	-	-	-
Balance at 06/30/2015	85,148	(2,342)	1,527	2,564	17,163	-	(598)	(160)	2,829	(2,172)	103,959	1,776	105,735
Change in the period	10,148	(1,014)	19	(5,646)	862	-	2	17	1,106	(795)	4,699	419	5,118
Balance at 01/01/2016	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Transactions with owners	-	2,906	(208)	(2,174)	-	(2,899)	-	-	-	-	(2,375)	11,420	9,045
Treasury shares - granting of stock options	-	2,906	(63)	(2,670)	-	-	-	-	-	-	173	-	173
Granting of stock options – exercised options	-	436	(34)	-	-	-	-	-	-	-	402	-	402
Acquisition of treasury shares (Note 21a)	-	(200)	-	-	-	-	-	-	-	-	(200)	-	(200)
(-) Cancellation of shares - ESM of April 27, 2016 - Approved on June 7, 2016	-	2,670	-	(2,670)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	(29)	-	-	-	-	-	-	-	(29)	-	(29)
Share-based payment – variable compensation	-	-	(145)	-	-	-	-	-	-	-	(145)	-	(145)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	11,501	11,501
Dividends / interest on capital - Special profit reserve (Note 21b)	-	-	-	496	-	(2,899)	-	-	-	-	(2,403)	(81)	(2,484)
Dividends / Interest on capital paid in 2016 - Year 2015 – Special profit reserve	-	-	-	(2,697)	-	-	-	-	-	-	(2,697)	-	(2,697)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(314)	-	-	-	-	-	-	(314)	-	(314)
Other	-	-	-	-	(9)	-	-	-	-	-	(9)	-	(9)
Total comprehensive income	-	-	-	-	-	11,710	2,022	(3)	(2,743)	(260)	10,726	310	11,036
Net income	-	-	-	-	-	11,710	-	-	-	-	11,710	310	12,020
Other comprehensive income for the period	-	-	-	-	-	-	2,022	(3)	(2,743)	(260)	(984)	-	(984)
Appropriations:
Legal reserve	-	-	-	447	-	(447)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,592	2,772	(8,364)	-	-	-	-	-	-	-
Balance at 06/30/2016	85,148	(1,447)	1,525	10,921	23,710	-	(749)	(228)	2,079	(3,376)	117,583	13,537	131,120
Change in the period	-	2,906	(208)	854	2,763	-	2,022	(3)	(2,743)	(260)	5,331	11,730	17,061

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	8

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		04/01 to	04/01 to	01/01 to	01/01 to
	Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Adjusted net income		48,474	18,386	63,704	26,054
Net income		6,322	5,934	12,020	11,717
Adjustments to net income:		42,152	12,452	51,684	14,337
Granted options recognized and share-based payment – variable compensation		116	114	(174)	(24)
Effects of changes in exchange rates on cash and cash equivalents		20,793	1,158	17,617	(3,229)
Expenses for allowance for loan and lease losses	12b	5,207	5,749	11,500	11,495
Interest and foreign exchange expense from operations with subordinated debt		(1,585)	579	(2,770)	5,435
Change in reserves for insurance and private pension		5,080	3,842	9,092	7,675
Revenue from capitalization plans		(152)	(139)	(301)	(274)
Depreciation and amortization	15 and 16	847	714	1,575	1,381
Interest expense from provision for contingent and legal liabilities		410	413	843	755
Provision for contingent and legal liabilities		886	749	1,718	1,582
Interest income related to escrow deposits		(97)	-	(188)	(82)
Deferred taxes (excluding hedge tax effects)	27b	8,411	680	9,362	258
Share of profit or (loss) in associates and joint ventures		(132)	(159)	(259)	(290)
(Gain) loss on available-for-sale securities	23c	78	113	635	750
Interest and foreign exchange income related to available-for-sale financial assets		1,500	(847)	1,685	(7,477)
Interest and foreign exchange income related to held-to-maturity financial assets		443	(590)	925	(3,575)
(Gain) loss on sale of assets held for sale	25 and 26	50	9	52	23
(Gain) loss on sale of investments	25 and 26	7	(2)	8	2
(Gain) loss on sale of fixed assets	25 and 26	8	11	10	14
Other		283	58	353	(82)
Change in assets and liabilities (*)		(35,222)	(30,850)	(16,879)	(76,870)
(Increase) decrease in assets		(46,013)	5,647	34,384	(42,922)
Interbank deposits		1,405	(1,473)	1,437	(468)
Securities purchased under agreements to resell		(47,199)	24,663	23,410	(10,197)
Compulsory deposits with the Central Bank of Brazil		(2,180)	2,684	(3,489)	3,157
Financial assets held for trading		(3,848)	(28,476)	(9,582)	(33,517)
Derivatives (assets / liabilities)		(4,843)	(2,121)	(8,460)	1,941
Financial assets designated at fair value through profit or loss		(411)	(323)	(222)	136
Loan operations		(70,083)	1,522	(52,016)	(9,797)
Financial assets		1,619	6,615	320	7,091
Other tax assets		87,170	2,257	89,779	(3,246)
Other assets		(7,643)	299	(6,793)	1,978
(Decrease) increase in liabilities		10,791	(36,497)	(51,263)	(33,948)
Deposits		(7,051)	(15,547)	(30,566)	(19,984)
Deposits received under securities repurchase agreements		29,814	(13,157)	(864)	(8,086)
Financial liabilities held for trading		35	37	71	(268)
Funds from interbank markets		(15,586)	(5,291)	(24,019)	2,518
Other financial liabilities		(653)	(5,685)	(1,657)	(11,974)
Technical reserve for insurance and private pension		1,478	1,111	3,131	1,290
Liabilities for capitalization plans		122	135	253	337
Provisions		(673)	(655)	(1,188)	(1,015)
Tax liabilities		631	1,206	2,191	3,184
Other liabilities		3,557	2,273	5,502	4,112
Payment of income tax and social contribution		(883)	(924)	(4,117)	(4,062)
Net cash from (used in) operating activities		13,252	(12,464)	46,825	(50,816)
Interest on capital / dividends received from investments in associates and joint ventures		7	1	144	106
Cash received on sale of available-for-sale financial assets		8,082	4,638	11,529	7,881
Cash received from redemption of held-to-maturity financial assets		910	868	1,797	1,494
Cash upon sale of assets held for sale		104	19	214	47
Cash upon sale of investments in associates and joint ventures		(7)	2	(8)	(2)
Cash and cash equivalents, net of assets and liabilities due from CorpBanca acquisition	3cI	5,869	-	5,869	-
Cash and cash equivalents, net of assets and liabilities due from Recovery acquisition	3cI	-	-	(714)	-
Cash upon sale of fixed assets	15	(1)	(3)	7	11
Cash upon sale of intangible assets	16	2	31	5	37
Purchase of available-for-sale financial assets		(15,717)	(1,440)	(17,844)	(4,013)
Purchase of held-to-maturity financial assets		(697)	(1,654)	(985)	(2,563)
Purchase of investments in associates and joint ventures - ConectCar	13	(319)	-	(463)	-
Purchase of fixed assets	15	(77)	(308)	(223)	(647)
(Cash upon sale) Purchase of intangible assets / Goodwill	16	204	(299)	33	(546)
Net cash from (used in) investing activities		(1,640)	1,855	(639)	1,805
Funding from institutional markets		4,864	4,297	4,864	4,934
Redemptions in institutional markets		(6,192)	(878)	(13,919)	(1,824)
(Acquisition) / Disposal of interest of non-controlling stockholders		(45)	-	(45)	276
Granting of stock options - exercised options		31	5	402	276
Purchase of treasury shares		-	(679)	(200)	(1,247)
Dividends and interest on capital paid to non-controlling interests		(51)	(8)	(81)	(56)
Dividends and interest on capital paid		(267)	(246)	(5,093)	(4,703)
Net cash from (used in) financing activities		(1,660)	2,491	(14,072)	(2,344)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	9,951	(8,118)	32,114	(51,355)

Cash and cash equivalents at the beginning of the period	4	116,987	86,468	91,649	125,318
Effects of changes in exchange rates on cash and cash equivalents		(20,793)	(1,158)	(17,617)	3,229
Cash and cash equivalents at the end of the period	4	106,146	77,192	106,146	77,192
Additional information on cash flow
Interest received		33,687	32,996	77,990	61,037
Interest paid		16,486	15,353	35,819	27,983
Non-cash transactions
Loans transferred to assets held for sale		-	-	-	-
Dividends and interest on capital declared and not yet paid		995	1,120	2,102	2,584

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes am an integral part of these consolidated financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income	50,145	41,487	97,177	72,676
Interest, similar income and other	44,512	37,137	87,750	63,932
Banking services	8,047	7,124	15,487	14,234
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,446	1,625	3,010	3,251
Result of loan losses	(4,234)	(4,614)	(9,696)	(9,296)
Other	374	215	626	555
Expenses	(25,221)	(21,738)	(50,249)	(40,000)
Interest, similar income and other	(22,707)	(19,199)	(45,393)	(34,992)
Other	(2,514)	(2,539)	(4,856)	(5,008)
Inputs purchased from third parties	(3,967)	(3,612)	(7,484)	(6,911)
Materials, energy and others	(195)	(225)	(378)	(405)
Third party services	(1,150)	(1,049)	(2,081)	(1,932)
Other	(2,622)	(2,338)	(5,025)	(4,574)
Data processing and telecommunications	(983)	(1,003)	(1,916)	(1,926)
Advertising, promotions and publication	(248)	(269)	(456)	(487)
Installations	(295)	(258)	(542)	(485)
Transportation	(99)	(98)	(198)	(199)
Security	(181)	(166)	(358)	(331)
Travel expenses	(49)	(56)	(89)	(104)
Other	(767)	(488)	(1,466)	(1,042)
Gross added value	20,957	16,137	39,444	25,765
Depreciation and amortization	(781)	(656)	(1,451)	(1,266)
Net added value produced by the company	20,176	15,481	37,993	24,499
Added value received through transfer	133	159	259	290
Total added value to be distributed	20,309	15,640	38,252	24,789
Distribution of added value	20,309	15,640	38,252	24,789
Personnel	5,404	4,060	8,351	8,225
Compensation	4,353	3,214	6,421	6,575
Benefits	837	657	1,520	1,269
FGTS – government severance pay fund	214	189	410	381
Taxes, fees and contributions	8,223	5,330	17,180	4,208
Federal	7,932	5,061	16,586	3,680
State	9	2	9	13
Municipal	282	267	585	515
Return on third parties' assets - Rent	360	316	701	639
Return on own assets	6,322	5,934	12,020	11,717
Dividends and interest on capital	1,310	1,382	2,484	2,939
Retained earnings (loss) for the period	4,689	4,463	9,226	8,579
Minority interest in retained earnings	323	89	310	199

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At June 30, 2016 and December 31, 2015 for balance sheet accounts and

From January 1 to June 30, 2016, and 2015 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of Sao Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and wholesale clients through Banco Itaú BBA S.A. ("Itaú BBA"), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay, Uruguay and Colombia.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on August 01, 2016.

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Note 2 – Significant accounting policies

2.1. Basis of Preparation

These Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB).

These interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting using the option to present complete consolidated financial statements instead of condensed consolidated financial statements.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

Management believes that the information included in these Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING were identified.

2.2. New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended June 30, 2016

•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation. In this cycle IFRS 5 – "Non-Current Assets Held for Sale and Discontinued Operations", IFRS 7 – "Financial Instruments: Disclosures", IAS 19 – "Employee Benefits", and IAS 34 – "Interim Financial Reporting" were reviewed. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	Amendment to IFRS 11 – "Joint Arrangement" – The change establishes criteria for recognition of acquisition of joint operations, which activity constitutes one business, according to the methodology established in IFRS 3 – Business Combinations. Effective for the years beginning on January 1, 2016 and early adoption is permitted by IASB. Impacts of this change will occur only if there is an acquisition of a joint operation that constitutes a business.

•	Amendment to IAS 16 – "Property, Plant and Equipment" and IAS 38 "Intangible Assets" – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. No material impacts arising from this amendment were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IAS 1 – "Presentation of Financial Statements" – The amendments are aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements of the IFRS standards. Effective for periods beginning on January 1, 2016. Main effects identified are related to the disclosure of accounting policies and judgment of materiality in the notes to the financial statements.

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•	Amendments to IAS 28, IFRS 10 and IFRS 12: "Investment Entities: Applying Consolidation Exception": This document comprises guidance for applying the Investment Entities concept. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 16 – "Leases" – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. Effective for annual periods beginning on January 1, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IAS 12 – "Income Taxes" – The amendment includes clarification about the recognition of deferred taxes for unrealized losses in debt instruments measured at fair value. Applicable to the years beginning on January 1, 2017. Possible impacts arising from the adoption of this change are being analyzed and will be completed until its effective date.

•	IFRS 9 – "Financial instruments" – The purpose of the pronouncement is to replace IAS 39 - "Financial instruments: recognition and measurement". IFRS 9 includes: (a) a logical classification and measurement model; (b) a single impairment model for financial instruments, which offers a response to expected losses; (c) the removal of volatility in income arising from own credit risk; and (d) a new hedge accounting approach. Effective for annual periods beginning on January 1, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard is effective.

•	IFRS 15 – "Revenue from Contracts with Customers" – The purpose of the pronouncement is to replace IAS 18 and IAS 11, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company's expectation of having in consideration the rights to these assets or services. Effective for annual periods beginning on January 1, 2018. Possible impacts arising from this change are being analyzed and will be completed by the date the standard is effective.

•	Amendment to IFRS 10 – "Consolidated Financial Statements" and IAS 28 – "Investments in Associates and Joint Ventures" – The amendments refer to an inconsistency between IFRS 10 and IAS 28 requirements, when addressing the sale or contribution of assets between an investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1 Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

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The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2016 and in 2015, there were no such improvements of model assumptions.

Methodology and assumptions used by Management are detailed in Note 2.4g VIII. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4n, Deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured recurrently, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management's judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The fair value of financial instruments, including Derivatives, as well as the fair value hierarchy, are detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

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d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management's best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

Provisions, contingencies and other commitments are detailed in Note 32.

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 30.

2.3.2 Critical judgments in accounting policies

a)	Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually submitted to the impairment test and, at March 31, 2016 and 2015, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

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2.4. Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, in accordance with IAS 27 – "Separate Financial Statements", and its special purpose entities, in accordance with SIC 12 – "Consolidation – Special Purpose Entities", in its Consolidated Financial Statements. Effective January 1, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – "Consolidated Financial Statements", which replaced IAS 27 and SIC 12.

In accordance with IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

On January 1, 2013, ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions of consolidation in accordance with IFRS 10 were different from those in accordance with IAS 27 and SIC 12. The application of the standard did not have significant impacts.

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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 06/30/2016 and 12/31/2015.

		Incorporation		Interest in voting capital at		Interest in total capital at
		country	Activity	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Banco CorpBanca Côlombia S.A.	(Note 3a)	Colombia	Financial institution	22.25%	0.00%	22.25%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	(Note 3a)	Chile	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú BMG Consignado S.A		Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
ltau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
ltau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
ltau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú CorpBanca	(Note 3a)	Chile	Financial institution	33.58%	0.00%	33.58%	0.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	100.00%	100.00%	100.00%	100.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

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II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3, a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – "Consolidated financial statements" establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date.
•	income and expenses are translated at monthly average exchange rates.
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

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c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	Interbank deposits

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	Securities purchased under agreements to resell and sold under repurchase agreements

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

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•	Financial assets and liabilities at fair value through profit or loss — held for trading
•	Financial assets and liabilities at fair value through profit or loss — designated at fair value
•	Available-for-sale financial assets
•	Held-to-maturity financial assets
•	Loans and receivables
•	Financial liabilities at amortized cost

Classification of financial assets and liabilities depend on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IAS 39 requirements. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial liabilities are derecognized when settled or extinguished. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

Financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the Consolidated Statement of Income. Gains and losses arising from changes in fair value are directly included in "Net gain (loss) from investments in securities and derivatives". Interest and similar income and expense are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates accounting mismatches in income or when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of debt instruments and embedded derivatives that should otherwise be separated.

Assets and liabilities of this category are granted the same accounting treatment as those recorded in Financial assets and liabilities held for trading.

Ill-	Derivatives

Derivatives are initially recognized on the date derivative contracts are entered into, and subsequently recorded at fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

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Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) on investment securities and derivatives.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge.

•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.

•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.

•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and
b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income — Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

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When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAÚ UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management's judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on financial assets and liabilities — Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

At the balance sheet date, ITAÚ UNIBANCO HOLDING assesses whether there is evidence that a financial asset or a group of similar financial assets is impaired and, for equity instruments, a significant or prolonged decline in the fair value of the security below its cost is evidence of an impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the Consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Both impairment of available-for-sale financial assets and reversal of this loss are recorded, when applicable, in the Consolidated statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

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These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method. Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded, when applicable, in the Consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in allowance for loan losses by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII -	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII -	Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

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The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment.
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).
•	breach of loan clauses or terms.
•	entering into bankruptcy.
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors' ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

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For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

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•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer's accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer's revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX-	Other financial assets

They are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method. The composition is presented in Note 20a.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

They are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method. Interest expense is presented in the Consolidated Statement of Income under Interest and similar expense.

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The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

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h)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING proportionally consolidated its interest held in joint ventures, as required by IAS 31 – Interests in Joint Ventures. From that date on, it adopted IFRS 11 – Joint arrangements, changing its accounting policy from interest in joint arrangements to the equity method.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint business and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy on interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the Consolidated financial statements of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING's share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders' equity of its associates and joint ventures is recognized in its own reserves of stockholders' equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

i)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

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ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	Fixed assets

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, which is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and additional details are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	Goodwill

In accordance with IFRS 3 (R) – "Business combinations", goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

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Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

I)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

m)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

n)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

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Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

06/30/2016
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*) On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

o)	Insurance contracts and private pension

IFRS 4 – "Insurance contracts" defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil ("BRGAAP").

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

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If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

p)	Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

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q)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 (R1) – "Employee benefits".

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, are fully recognized in Other comprehensive income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

These obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders' equity, under Other comprehensive income, in the period they occurred.

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r)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - "Share-based payment" which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders' equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	Financial guarantees

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	Provisions, contingent assets and contingent liabilities

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management's best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.
•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

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The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders' equity. The additional costs directly attributable to the issue of new shares are included in Stockholders' equity as a deduction from the proceeds, net of taxes.

v)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders' equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders' Meeting.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these consolidated financial statements prepared under IFRS.

Dividends and interest on capital are presented in Note 21.

x)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

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y)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

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Note 3 – Business development

a)	Acquisitions

Credit Intelligence Bureau ("CIB")

In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau ("CIB") which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB's incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG's total interest in Recovery, for the amount of R$ 640.

In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery's activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The final allocation of the difference between the amount paid and the interest in net assets at fair value (Purchase Price Allocation - PPA) will be completed during 2016.

The transaction did not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

On July 7, 2016, ITAÚ UNIBANCO HOLDNG, through its subsidiary Itaú Unibanco S.A., acquired, from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59, and now holds 96% of Recovery's capital.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170.

ConectCar is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar's capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016.

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The final allocation of the difference between the amount paid and the interest in net assets at fair value (Purchase Price Allocation - PPA) will be completed during 2016.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING's internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC' capital in the amount of US$ 2,309 million concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC's shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca was controlled from the April 1, 2016 fur ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING due to its interest in Itaú CorpBanca was R$ 10,517, based on the quotation of CorpBanca's shares on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,593. Additionally, a goodwill of R$ 707 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

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The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CORPBANCA

Assets	04/01/2016
Cash and deposits on demand	5,869
Interbank deposits	3,712
Securities purchased under agreements to resell	186
Financial assets held for trading	5,684
Derivatives	6,628
Available-for-sale financial assets	7,164
Held-to-maturity financial assets	236
Loan operations and lease operations portfolio, net	75,222
Other financial assets	3,018
Goodwill	888
Fixed assets, net	494
Intangible assets, net	2,603
Tax assets	1,413
Assets held for sale	2
Other assets	1,257
Total assets	114,376

Liabilities and stockholders' equity	04/01/2016
Deposits	68,387
Securities sold under repurchase agreements	4,052
Derivatives	5,749
Interbank market debt	6,429
Institucional market debt	17,025
Other financial liabilities	1,583
Provisions	140
Tax liabilities	1,341
Other liabilities	2,619
Total liabilities	107,325
Plan net assets	7,051
Non-controlling interests	1,515
Net assets assumed	5,536
Adjustment to fair value of net assets assumed	(1,612)
Net assets assumed at fair value	3,924

For a one-year period and after the acquisition date, the amounts presented shall be subject to adjustments to reflect any new information obtained on facts existing as the closing of the operation, as set forth by IFRS 3 – Business Combination.

Contingent liabilities have not been recorded due to the acquisition.

The transaction did not have significant accounting effects on the net income of ITAÚ UNIBANCO HOLDING.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Servicos de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	39

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

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Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	06/30/2016	12/31/2015
Cash and deposits on demand	21,852	18,544
Interbank deposits	17,437	22,022
Securities purchased under agreements to resell	66,857	51,083
Total	106,146	91,649

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 7,925 (R$ 8,503 at 12/31/2015) and R$ 180,075 (R$ 203,321 at 12/31/2015), respectively.

Note 5 - Central Bank compulsory deposits

	06/30/2016	12/31/2015
Non-interest bearing deposits	3,669	3,790
Interest-bearing deposits	65,029	62,766
Total	68,698	66,556

Note 6 - Interbank deposits and securities purchased under agreements to resell

	06/30/2016			12/31/2015
		Non-
	Current	current	Total	Current	Non-current	Total
Interbank deposits	24,496	866	25,362	29,769	756	30,525
Securities purchased under agreements to resell (*)	246,309	623	246,932	254,404	-	254,404
Total	270,805	1,489	272,294	284,173	756	284,929

(*) The amounts of R$ 8,586 (R$ 9,461 at 12/31/2015) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 150,753 (R$ 152,551 at 12/31/2015) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

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Note 7 - Financial assets held for trading and designated at fair value through profit or loss

a)	Financial assets held for trading recognized at their fair value are presented in the following table:

	06/30/2016			12/31/2015
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	1,398	6	1,404	1,110	(59)	1,051
Brazilian government securities (1a)	135,083	187	135,270	117,848	(795)	117,053
Brazilian external debt bonds (1b)	4,474	165	4,639	4,672	(241)	4,431
Government securities – abroad (1c)	2,161	40	2,201	1,140	9	1,149
Argentina	649	21	670	682	14	696
Chile	99		99	36	-	36
Colombia	1,112	16	1,128	77	(5)	72
United States	77	-	77	132	-	132
Mexico	2	-	2	3	-	3
Paraguay	51	-	51	68	-	68
Uruguay	45	-	45	40	-	40
Other	126	3	129	102	-	102
Corporate securities (1d)	35,715	(1)	35,714	40,659	(32)	40,627
Shares	1,905	(52)	1,853	2,231	(70)	2,161
Bank deposit certificates	983		983	2,583	-	2,583
Debentures	3,375	45	3,420	4,460	62	4,522
Eurobonds and other	585	4	589	1,015	(24)	991
Financial credit bills	28,820	-	28,820	30,367	-	30,367
Other	47	2	49	3	-	3
Total (2)	178,831	397	179,228	165,429	(1,118)	164,311

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 19,892 (R$ 7,384 at 12/31/2015), b) R$ 3,877 (R$ 3,541 at 12/31/2015), c) 81 (R$ 68 at 12/31/2015) and d) R$ 38 (R$ 15 at 12/31/2015), totaling R$ 23,888 (R$ 11,008 at 12/31/2015).

(2) In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

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The cost and fair value of financial assets held for trading by maturity are as follows:

	06/30/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	34,646	34,614	36,045	35,934
Non-stated maturity	3,302	3,257	3,341	3,212
Up to one year	31,344	31,357	32,704	32,722
Non-current	144,185	144,614	129,384	128,377
From one to five years	83,209	83,396	57,923	57,700
From five to ten years	53,434	53,628	66,148	65,437
After ten years	7,542	7,590	5,313	5,240
Total	178,831	179,228	165,429	164,311

Financial assets held for trading include assets with a fair value of R$ 129,560 (R$ 117,128 at 12/31/2015) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	06/30/2016
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	736	14	750
Government securities – abroad	-	-	-
Total	736	14	750

	12/31/2015
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	493	13	506
Government securities – abroad	143	(7)	136
Total	636	6	642

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	06/30/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	736	750	-	-
Up to one year	736	750	-	-
Non-current	-	-	636	642
From one to five years	-	-	636	642

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Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 9,863 (R$ 7,757 at 12/31/2015) and was basically comprised of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	44

The following table shows the composition of derivatives by index:

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	06/30/2016	06/30/2016	06/30/2016	06/30/2016
Futures contracts	518,491	4	234	238
Purchase commitments	163,427	(304)	259	(45)
Commodities	238	(1)	-	(1)
Indices	55,740	(287)	(7)	(294)
Interbank market	85,474	(3)	-	(3)
Foreign currency	11,764	(14)	266	252
Fixed rate	321	-	-	-
Securities	9,804	-	-	-
Other	86	1	-	1
Commitments to sell	355,064	308	(25)	283
Commodities	285	1	-	1
Indices	67,227	245	7	252
Interbank market	200,074	3	(4)	(1)
Foreign currency	76,285	60	(28)	32
Securities	11,183	(1)	-	(1)
Other	10	-	-	-
Swap contracts		(2,682)	780	(1,902)
Asset position	429,731	8,760	3,241	12,001
Commodities	228	-	-	-
Indices	171,803	1,151	434	1,585
Interbank market	58,412	3,298	98	3,396
Foreign currency	15,519	1,707	(76)	1,631
Floating rate	32,286	213	112	325
Fixed rate	151,469	2,391	2,673	5,064
Securities	12	-	-	-
Other	2	-	-	-
Liability position	432,413	(11,442)	(2,461)	(13,903)
Commodities	178	-	-	-
Indices	139,330	(3,699)	(1,117)	(4,816)
Interbank market	39,464	(559)	237	(322)
Foreign currency	27,125	(1,411)	29	(1,382)
Floating rate	33,365	(190)	(1,008)	(1,198)
Fixed rate	192,909	(5,563)	(605)	(6,168)
Securities	33	(20)	3	(17)
Other	9	-	-	-
Option contracts	396,538	(1,787)	1,751	(36)
Purchase commitments - long position	90,992	2,282	(1,187)	1,095
Commodities	549	29	(3)	26
Indices	23,301	131	4	135
Interbank market	612	2	12	14
Foreign currency	60,794	1,957	(1,320)	637
Fixed rate	6	-	-	-
Securities	5,661	157	110	267
Other	69	6	10	16
Commitments to sell - long position	108,354	1,940	3,381	5,321
Commodities	290	8	1	9
Indices	64,771	118	(14)	104
Interbank market	2,194	3	(2)	1
Foreign currency	34,119	1,556	2,979	4,535
Fixed rate	143	6	(1)	5
Securities	6,810	248	417	665
Other	27	1	1	2
Purchase commitments - short position	82,319	(3,481)	1,946	(1,535)
Commodities	363	(7)	(1)	(8)
Indices	23,351	(166)	(48)	(214)
Interbank market	281	(1)	1	-
Foreign currency	53,591	(3,241)	2,095	(1,146)
Fixed rate	92	1	-	1
Securities	4,572	(61)	(91)	(152)
Other	69	(6)	(10)	(16)
Commitments to sell - short position	114,873	(2,528)	(2,389)	(4,917)
Commodities	395	(25)	(3)	(28)
Indices	69,728	(330)	27	(303)
Interbank market	1,086	(3)	-	(3)
Foreign currency	37,480	(1,917)	(2,006)	(3,923)
Fixed rate	20	(1)	-	(1)
Securities	6,137	(252)	(406)	(658)
Other	27	-	(1)	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	45

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	06/30/2016	06/30/2016	06/30/2016	06/30/2016
Forward operations (onshore)	27,883	1,335	3	1,338
Purchases receivable	4,049	3,528	7	3,535
Interbank market	733	-	-	-
Floating rate	1,187	1,188	1	1,189
Fixed rate	2,116	2,313	6	2,319
Securities	13	27	-	27
Purchases payable	4,908	(3,380)	-	(3,380)
Interbank market	4,908	-	-	-
Floating rate	-	(1,188)	-	(1,188)
Fixed rate	-	(2,178)	-	(2,178)
Securities	-	(14)	-	(14)
Sales receivable	3,123	3,099	1	3,100
Floating rate	883	885	-	885
Fixed rate	992	995	-	995
Securities	1,248	1,219	1	1,220
Sales deliverable	15,803	(1,912)	(5)	(1,917)
Interbank market	15,803	-	(3)	(3)
Floating rate	-	(885)	(1)	(886)
Fixed rate	-	(1,027)	(1)	(1,028)
Credit derivatives	12,160	96	(84)	12
Asset position	4,973	247	(3)	244
Foreign currency	3,966	246	(34)	212
Fixed rate	32	-	1	1
Securities	792	1	25	26
Other	183	-	5	5
Liability position	7,187	(151)	(81)	(232)
Foreign currency	4,801	(147)	8	(139)
Fixed rate	337	(4)	-	(4)
Securities	1,675	-	(76)	(76)
Other	374	-	(13)	(13)
Forwards operations (offshore)	227,421	2,277	203	2,480
Asset position	122,709	6,458	252	6,710
Commodities	260	37	(4)	33
Indices	331	38	-	38
Foreign currency	122,093	6,382	256	6,638
Securities	25	1	-	1
Liability position	104,712	(4,181)	(49)	(4,230)
Commodities	105	(5)	-	(5)
Indices	199	(19)	-	(19)
Foreign currency	104,408	(4,157)	(49)	(4,206)
Check of swap	1,479	(314)	93	(221)
Asset position - Foreign currency	909	15	107	122
Liability position - Interbank market	570	(329)	(14)	(343)
Other derivative financial instruments	16,979	183	506	689
Asset position	12,634	4,079	669	4,748
Foreign currency	8,999	4,018	572	4,590
Fixed rate	1,307	56	9	65
Securities	1,971	5	76	81
Other	357	-	12	12
Liability position	4,345	(3,896)	(163)	(4,059)
Foreign currency	3,445	(3,895)	(143)	(4,038)
Securities	695	(1)	(16)	(17)
Other	194	-	(4)	(4)
	Asset	30,412	6,702	37,114
	Liability	(31,300)	(3,216)	(34,516)
	Total	(888)	3,486	2,598

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2016
Futures contracts	84,371	191,453	77,104	165,563	518,491
Swaps contracts - difference payable	8,669	54,500	59,015	298,787	420,971
Options	98,977	164,495	92,213	40,853	396,538
Forwards (onshore)	10,438	11,549	5,896	-	27,883
Credit derivatives	-	536	1,285	10,339	12,160
Forwards (offshore)	74,341	98,452	41,758	12,870	227,421
Check of swap	-	-	177	1,302	1,479
Other derivative financial instruments	27	543	3,545	12,864	16,979

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	46

The following table shows the composition of derivatives by index:

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Futures contracts	589,451	(71)	600	529
Purchase commitments	189,037	702	624	1,326
Commodities	316	-	-	-
Indices	60,485	702	(6)	696
Interbank market	88,411	(40)	1	(39)
Foreign currency	34,228	40	629	669
Securities	5,508	-	-	-
Other	89	-	-	-
Commitments to sell	400,414	(773)	(24)	(797)
Commodities	158	-	-	-
Indices	73,466	(754)	8	(746)
Interbank market	190,855	60	-	60
Foreign currency	129,357	(79)	(32)	(111)
Securities	6,260	-	-	-
Other	318	-	-	-
Swap contracts		(8,848)	1,664	(7,184)
Asset position	327,834	4,764	4,383	9,147
Commodities	4	-	-	-
Indices	134,426	(18)	1,050	1,032
Interbank market	60,888	426	818	1,244
Foreign currency	14,668	3,068	1,234	4,302
Floating rate	11,491	377	143	520
Fixed rate	106,316	911	1,138	2,049
Securities	25	-	-	-
Other	16	-	-	-
Liability position	336,682	(13,612)	(2,719)	(16,331)
Commodities	15	-	-	-
Indices	100,826	(2,316)	(311)	(2,627)
Interbank market	37,889	(233)	(1,167)	(1,400)
Foreign currency	33,944	(6,084)	(756)	(6,840)
Floating rate	11,195	(155)	(560)	(715)
Fixed rate	152,593	(4,795)	70	(4,725)
Securities	64	(29)	5	(24)
Other	156	-	-	-
Option contracts	285,405	136	(336)	(200)
Purchase commitments - long position	61,880	2,288	1,661	3,949
Commodities	481	25	(11)	14
Indices	5,505	66	(25)	41
Interbank market	5,116	15	6	21
Foreign currency	44,802	2,073	1,474	3,547
Fixed rate	6	-	-	-
Securities	5,872	101	208	309
Other	98	8	9	17
Commitments to sell - long position	85,099	1,481	153	1,634
Commodities	159	9	12	21
Indices	27,824	133	16	149
Interbank market	12,347	16	(16)	-
Foreign currency	36,526	1,024	(557)	467
Fixed rate	179	8	(1)	7
Securities	8,015	291	698	989
Other	49	-	1	1
Purchase commitments - short position	58,929	(2,020)	(2,141)	(4,161)
Commodities	249	(6)	-	(6)
Indices	5,418	(66)	21	(45)
Interbank market	5,146	(21)	(30)	(51)
Foreign currency	42,750	(1,864)	(1,902)	(3,766)
Fixed rate	112	-	-	-
Securities	5,156	(55)	(221)	(276)
Other	98	(8)	(9)	(17)
Commitments to sell - short position	79,497	(1,613)	(9)	(1,622)
Commodities	290	(22)	(39)	(61)
Indices	30,277	(158)	(23)	(181)
Interbank market	7,694	(10)	10	-
Foreign currency	33,751	(1,147)	740	(407)
Fixed rate	22	(1)	-	(1)
Securities	7,414	(275)	(696)	(971)
Other	49	-	(1)	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	47

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Forwards operations (onshore)	40,227	2,253	80	2,333
Purchases receivable	516	636	-	636
Foreign currency	-	1	-	1
Floating rate	354	353	-	353
Fixed rate	154	273	-	273
Securities	8	9	-	9
Purchases payable	-	(508)	-	(508)
Floating rate	-	(353)	-	(353)
Fixed rate	-	(154)	-	(154)
Securities	-	(1)	-	(1)
Sales receivable	23,208	2,448	82	2,530
Interbank market	20,697	-	73	73
Floating rate	164	164	-	164
Fixed rate	153	157	-	157
Securities	2,194	2,127	9	2,136
Sales deliverable	16,503	(323)	(2)	(325)
Interbank market	16,503	-	(3)	(3)
Foreign currency	-	(2)	-	(2)
Floating rate	-	(164)	1	(163)
Fixed rate	-	(157)	-	(157)
Credit derivatives	12,662	58	(319)	(261)
Asset position	4,605	353	261	614
Foreign currency	3,625	353	212	565
Securities	788	-	45	45
Other	192	-	4	4
Liability position	8,057	(295)	(580)	(875)
Foreign currency	4,360	(290)	(267)	(557)
Fixed rate	547	(6)	(3)	(9)
Securities	2,763	1	(275)	(274)
Other	387	-	(35)	(35)
Forwards operations (offshore)	148,477	203	85	288
Asset position	71,227	3,285	145	3,430
Commodities	419	47	-	47
Indices	22	1	-	1
Foreign currency	70,786	3,237	145	3,382
Liability position	77,250	(3,082)	(60)	(3,142)
Commodities	152	(13)	2	(11)
Indices	77	(3)	-	(3)
Foreign currency	77,020	(3,066)	(62)	(3,128)
Securities	1	-	-	-
Check of swap	1,676	(330)	140	(190)
Asset position - Foreign currency	1,106	199	156	355
Liability position - Interbank market	570	(529)	(16)	(545)
Other derivative financial instruments	16,651	117	252	369
Asset position	15,508	2,964	967	3,931
Foreign currency	10,468	2,883	588	3,471
Fixed rate	1,464	71	63	134
Securities	3,113	10	279	289
Other	463	-	37	37
Liability position	1,143	(2,847)	(715)	(3,562)
Foreign currency	283	(2,847)	(687)	(3,534)
Securities	743	-	(25)	(25)
Other	117	-	(3)	(3)
	Asset	18,347	8,408	26,755
	Liability	(24,829)	(6,242)	(31,071)
	Total	(6,482)	2,166	(4,316)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 -180	181 - 365	Over 365	12/31/2015
Futures contracts	152,087	138,545	74,365	224,454	589,451
Swaps contracts - difference payable	10,654	39,702	46,157	226,557	323,070
Options	93,587	123,391	40,860	27,567	285,405
Forwards (onshore)	6,591	22,349	10,118	1,169	40,227
Credit derivatives	-	1,436	428	10,798	12,662
Forwards (offshore)	43,651	70,688	23,365	10,773	148,477
Check of swap	-	-	-	1,676	1,676
Other derivative financial instruments	1,550	3,254	502	11,345	16,651

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	48

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	06/30/2016
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Futures contracts - BM&FBOVESPA	238	0.6	232	62	(12)	22	(25)	(41)
Swaps – difference receivable	12,001	32.4	286	584	1,070	1,945	1,851	6,265
BM&FBOVESPA	1,988	5.4	107	122	43	488	649	579
Companies	6,367	17.2	140	393	948	683	717	3,486
Financial institutions	3,364	9.0	30	26	52	726	467	2,063
Individuals	282	0.8	9	43	27	48	18	137
Option premiums	6,416	17.2	514	1,245	878	1,190	2,363	226
BM&FBOVESPA	2,498	6.7	181	628	379	337	960	13
Companies	697	1.9	25	39	55	151	325	102
Financial institutions	3,216	8.6	308	578	443	698	1,078	111
Individuals	5	0.0	-	-	1	4	-	-
Forwards (onshore)	6,635	17.9	5,719	752	139	25	-	-
BM&FBOVESPA	1,247	3.4	362	721	139	25	-	-
Companies	3,069	8.3	3,038	31	-	-	-	-
Financial institutions	2,319	6.2	2,319	-	-	-	-	-
Credit derivatives - financial Institutions	244	0.7	-	-	2	2	7	233
Forwards (offshore)	6,710	18.1	1,820	1,171	1,805	1,164	399	351
BM&FBOVESPA	267	0.7	107	53	67	40	-	-
Companies	3,101	8.4	754	693	975	315	231	133
Financial institutions	3,328	9.0	957	420	758	807	168	218
Individuals	14	0.0	2	5	5	2	-	-
Check of swap - Companies	122	0.3	-	-	-	48	74	-
Other	4,748	12.8	3	130	16	2,721	173	1,705
Companies	1,022	2.8	3	35	15	91	167	711
Financial institutions	3,722	10.0		95	1	2,630	4	992
Individuals	4	0.0	-	-	-	-	2	2
Total (*)	37,114	100.0	8,574	3,944	3,898	7,117	4,842	8,739
% per maturity term			23.1	10.6	10.5	19.2	13.1	23.5

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 23,533 refers to current and R$ 13,581 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	49

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2015
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Futures - BM&FBOVESPA	529	2.0	639	(155)	(18)	(49)	76	36
Swaps – difference receivable	9,147	34.2	666	224	403	1,513	1,935	4,406
BM&FBOVESPA	662	2.5	17	13	25	104	126	377
Companies	5,127	19.1	627	29	46	1,037	838	2,550
Financial institutions	2,826	10.6	21	177	325	329	657	1,317
Individuals	532	2.0	1	5	7	43	314	162
Option premiums	5,583	20.8	2,413	676	609	715	692	478
BM&FBOVESPA	2,597	9.7	2,074	228	140	113	31	11
Companies	1,278	4.8	118	147	131	194	412	276
Financial institutions	1,697	6.3	221	300	337	399	249	191
Individuals	11	0.0	-	1	1	9	-	-
Forwards (onshore)	3,166	11.9	1,204	1,417	538	6	1	-
BM&FBOVESPA	2,218	8.3	368	1,313	530	6	1	-
Companies	530	2.0	418	104	8	-	-	-
Financial institutions	418	1.6	418	-	-	-	-	-
Credit derivatives - financial institutions	614	2.3	-	-	2	2	26	584
Forwards (offshore)	3,430	12.8	1,030	794	526	434	233	413
BM&FBOVESPA	47	0.2	3	19	7	18	-	-
Companies	1,453	5.4	177	327	288	294	135	232
Financial institutions	1,927	7.2	850	447	230	121	98	181
Individuals	3	0.0	-	1	1	1	-	-
Check of swap - Companies	355	1.3	-	-	-	-	355	-
Other	3,931	14.7	88	1,269	867	32	112	1,563
Companies	415	1.6	3	13	14	14	74	297
Financial institutions	3,516	13.1	85	1,256	853	18	38	1,266
Total (*)	26,755	100.0	6,040	4,225	2,927	2,653	3,430	7,480
% per maturity term			22.6	15.8	10.9	9.9	12.8	28.0

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 15,845 refers to current and R$ 10,910 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	50

	06/30/2016
				31 - 90	91 -180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Swaps – Difference payable	(13,903)	40.4	(164)	(594)	(318)	(1,226)	(1,536)	(10,065)
BM&FBOVESPA	(1,675)	4.9	(3)	(257)	(50)	(378)	(112)	(875)
Companies	(2,710)	7.9	(122)	(111)	(136)	(197)	(506)	(1,638)
Financial institutions	(4,306)	12.5	(32)	(138)	(100)	(203)	(847)	(2,986)
Individuals	(5,212)	15.1	(7)	(88)	(32)	(448)	(71)	(4,566)
Option premiums	(6,452)	18.7	(570)	(957)	(1,299)	(1,281)	(1,268)	(1,077)
BM&FBOVESPA	(2,455)	7.1	(269)	(321)	(715)	(721)	(421)	(8)
Companies	(767)	2.2	(65)	(83)	(154)	(151)	(230)	(84)
Financial institutions	(3,204)	9.3	(236)	(550)	(422)	(404)	(614)	(978)
Individuals	(26)	0.1	-	(3)	(8)	(5)	(3)	(7)
Forwards (onshore)	(5,297)	15.3	(5,295)	-	(1)	(1)	-	-
BM&FBOVESPA	(15)	0.0	(13)	-	(1)	(1)	-	-
Companies	(2,968)	8.6	(2,968)	-	-	-	-	-
Financial institutions	(2,314)	6.7	(2,314)	-	-	-	-	-
Credit derivatives - Financial institutions	(232)	0.7	-	(1)	(1)	(4)	(22)	(204)
Forwards (offshore)	(4,230)	12.2	(1,081)	(848)	(850)	(807)	(140)	(504)
BM&FBOVESPA	(320)	0.9	(132)	(70)	(80)	(38)		-
Companies	(1,253)	3.6	(268)	(384)	(239)	(205)	(99)	(58)
Financial institutions	(2,654)	7.7	(681)	(393)	(531)	(562)	(41)	(446)
Individuals	(3)	0.0	-	(1)	-	(2)	-	-
Check of swap - Companies	(343)	1.0	-	-	-	-	(343)	-
Other	(4,059)	11.7	(1)	(122)	(10)	(2,788)	(61)	(1,077)
Companies	(664)	1.9	(1)	(33)	(10)	(42)	(15)	(563)
Financial institutions	(3,394)	9.8	-	(89)	-	(2,746)	(46)	(513)
Individuals	(1)	0.0	-	-	-	-	-	(1)
Total (*)	(34,516)	100.0	(7,111)	(2,522)	(2,479)	(6,107)	(3,370)	(12,927)
% per maturity term			20.6	7.3	7.2	17.7	9.7	37.5

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (18,219) refers to current and R$ (16,297) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	51

	12/31/2015
				31 - 90	91 -180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Swaps – difference payable	(16,331)	52.6	(783)	(481)	(989)	(1,898)	(2,618)	(9,562)
BM&FBOVESPA	(1,107)	3.6	(9)	(10)	(35)	(145)	(340)	(568)
Companies	(5,912)	19.0	(703)	(422)	(279)	(953)	(1,339)	(2,216)
Financial institutions	(3,530)	11.4	(60)	(21)	(662)	(644)	(284)	(1,859)
Individuals	(5,782)	18.6	(11)	(28)	(13)	(156)	(655)	(4,919)
Option premiums	(5,783)	18.6	(1,460)	(1,285)	(895)	(845)	(805)	(493)
BM&FBOVESPA	(2,365)	7.6	(1,112)	(565)	(510)	(130)	(40)	(8)
Companies	(661)	2.1	(71)	(45)	(63)	(150)	(144)	(188)
Financial institutions	(2,748)	8.8	(277)	(674)	(321)	(560)	(620)	(296)
Individuals	(9)	0.1	-	(1)	(1)	(5)	(1)	(1)
Forwards (onshore)	(833)	2.6	(828)	(4)	(1)	-	-
BM&FBOVESPA	(5)	0.0	-	(4)	(1)	-	-	-
Companies	(411)	1.3	(411)	-	-	-	-	-
Financial institutions	(417)	1.3	(417)	-	-	-	-	-
Credit derivatives - Financial institutions	(875)	2.8	-	(9)	(9)	(5)	(105)	(747)
Forwards (offshore)	(3,142)	10.1	(692)	(727)	(785)	(581)	(233)	(124)
BM&FBOVESPA	(41)	0.1	(8)	(10)	(10)	(13)	-	-
Companies	(1,948)	6.3	(260)	(478)	(565)	(356)	(179)	(110)
Financial institutions	(1,151)	3.7	(424)	(238)	(210)	(211)	(54)	(14)
Individuals	(2)	0.0	-	(1)	-	(1)	-	-
Check of swap - Companies	(545)	1.8	-	-	-	-	(335)	(210)
Other	(3,562)	11.5	(87)	(1,267)	(857)	(19)	(8)	(1,324)
Companies	(817)	2.6	(1)	(3)	(6)	(4)	(8)	(795)
Financial institutions	(2,745)	8.9	(86)	(1,264)	(851)	(15)	-	(529)
Total (*)	(31,071)	100.0	(3,850)	(3,773)	(3,536)	(3,348)	(4,104)	(12,460)
% per maturity term			12.4	12.1	11.4	10.8	13.2	40.1

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (14,507) refers to current and R$ (16,564) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	52

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	06/30/2016
	Maximum potential
	of future		From 1 to 3	From 3 to 5	Over 5
	payments, gross	Before 1 year	years	years	years
By instrument
CDS	8,055	1,799	3,028	3,160	68
Total by instrument	8,055	1,799	3,028	3,160	68
By risk rating
Investment grade	8,055	1,799	3,028	3,160	68
Total by risk	8,055	1,799	3,028	3,160	68
By reference entity
Private entities	8,055	1,799	3,028	3,160	68
Total by entity	8,055	1,799	3,028	3,160	68

	12/31/2015
	Maximum potential
	of future		From 1 to 3	From 3 to 5	Over 5
	payments, gross	Before 1 year	years	years	years
By instrument
CDS	8,799	1,781	3,301	3,717	-
Total by instrument	8,799	1,781	3,301	3,717	-
By risk rating
Investment grade	8,799	1,781	3,301	3,717	-
Total by risk	8,799	1,781	3,301	3,717	-
By reference entity
Private entities	8,799	1,781	3,301	3,717	-
Total by entity	8,799	1,781	3,301	3,717	-

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor's and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	53

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	06/30/2016
		Notional amount of credit protection
	Notional amount of credit	purchased with identical underlying
	protection sold	amount	Net position
CDS	(8,055)	4,105	(3,950)
Total	(8,055)	4,105	(3,950)

	12/31/2015
		Notional amount of credit protection
	Notional amount of credit	purchased with identical underlying
	protection sold	amount	Net position
CDS	(8,799)	3,863	(4,936)
Total	(8,799)	3,863	(4,936)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	54

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2016
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	246,932	-	246,932	(601)	-	246,331
Derivatives	37,114	-	37,114	(9,053)	(799)	27,262

	12/31/2015
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	254,404	-	254,404	(2,569)	-	251,835
Derivatives	26,755	-	26,755	(8,150)	-	18,605

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2016
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	339,687	-	339,687	(16,991)	-	322,696
Derivatives	34,516	-	34,516	(9,053)	-	25,463

	12/31/2015
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	336,643	-	336,643	(22,158)	-	314,485
Derivatives	31,071	-	31,071	(8,150)	(24)	22,897

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	55

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at BM&FBOVESPA and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Brazilian Reais and US Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in US Dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on BM&FBOVESPA, related to highly probable forecast transactions denominated in US Dollars and NDF (Non Deliverable Forward) and currency swap, contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap, currency and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and the an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of highly probable forecast transactions: Protecting the risk associated to variation in the amount of commitments, when measured in Brazilian Reais (parent company's functional currency) arising from variations in foreign exchange rates.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.
•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*.
•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange.
•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate.

*UF – Chilean unit of account / TPM – Monetary policy rate

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

All hedge relationships were designated between 2008 and 2015. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.
•	Hedge of redeemable preferred shares: interest paid/received every half year.
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid / received daily.
•	Hedge of asset transactions: interest paid / received monthly.
•	Hedge of assets denominated in UF*: interest received monthly.
•	Hedge of funding: interest paid monthly.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	56

•	Hedge of loan operations: interest received monthly.

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Brazilian Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office's functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed assets and liabilities expressed in UF (Chilean Unit of Accounts - CLF), and Euros and US Dollars, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved.
•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated between 2012 and 2014, and maturities of related swaps will occur between 2016 and 2030. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	57

Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	06/30/2016		12/31/2015
	Accumulated		Accumulated
Hedge instruments	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate futures	(1,343)	(4)	2,947	80
NDF	-	-	16	-
Interest rate swap	(10)	(1)	-	-
Total	(1,353)	(5)	2,963	80

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

At 06/30/2016, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 338 (R$ 456 at 06/30/2015).

b) Hedge of a net investment in foreign operations

	06/30/2016		12/31/2015
	Accumulated		Accumulated
Hedge instrument	effective portion	Ineffective portion	effective portion	Ineffective portion
DDI futures	(7,206)	(51)	(11,728)	(6)
Forward	600	46	669	44
NDF	2,181	19	2,801	76
Financial assets	37	2	46	-
Total	(4,388)	16	(8,212)	114

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

c) Fair value hedge

	06/30/2016		12/31/2015
	Accumulated		Accumulated
Hedge instrument used	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate swap	(105)	(7)	(54)	(3)
Total	(105)	(7)	(54)	(3)

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	58

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	06/30/2016			12/31/2015
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional			Notional
Strategies	amount	Fair value	Carrying value	amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	80,172	5	80,172	77,905	43	77,922
Hedge of syndicated loan	6,741	(95)	6,741	8,200	(90)	8,200
Hedge of highly probable forecast transactions	-	-	-	1,125	16	1,125
Hedge of net investment in foreign operations (*)	20,353	186	11,704	21,927	(427)	12,815
Hedge of loan operations (Cash flow)	739	9	739	-	-	-
Hedge of assets transactions	11,200	21	12,224	7,405	(263)	7,876
Hedge of assets denominated in UF	8,163	6	8,163	-	-	-
Hedge of funding (Cash flow)	2,984	(25)	2,984	-	-	-
Hedge of loan operations (Market risk)	3,159	(89)	3,159	4,346	59	4,346
Hedge of available-for-sale securities	11	-	11	-	-	-
Hedge of funding (Market risk)	6,404	12	6,404	781	-	781
Total	139,926	30	132,301	121,689	(662)	113,065

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	06/30/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	-	28,268	27,765	12,287	5,597	6,255	-	80,172
Hedge of syndicated loan	6,741	-	-	-	-	-	-	6,741
Hedge of assets transactions	4,627	5,310	729	-	534	-	-	11,200
Hedge of fixed rate loan operations (Cash flow)	124	-	-	24	20	571	-	739
Hedge of net investment in foreign operations (*)	20,353	-	-	-	-	-	-	20,353
Hedge of assets denominated in UF	6,596	-	-	1,567	-	-	-	8,163
Hedge of funding (Cash flow)	-	1,389	-	-	354	1,241	-	2,984
Hedge of loan operations (Market risk)	189	727	160	79	32	360	1,612	3,159
Hedge of available-for-sale securities	11	-	-	-	-	-	-	11
Hedge of funding (Market risk)	484	2,930	98	2,563	329	-	-	6,404
Total	39,125	38,624	28,752	16,520	6,866	8,427	1,612	139,926

(*) Classified as current, since instruments are frequently renewed.

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	13,324	28,185	25,779	6,460	1,402	2,755	-	77,905
Hedge of syndicated loan	-	8,200	-	-	-	-	-	8,200
Hedge of highly probable forecast transactions	1,125	-	-	-	-	-	-	1,125
Hedge of assets transactions	-	4,627	2,778	-	-	-	-	7,405
Hedge of fixed rate loan operations	339	276	474	898	88	447	1,824	4,346
Hedge of structured funding (Market risk)	781	-	-	-	-	-	-	781
Hedge of net investment in foreign operations (*)	21,927	-	-	-	-	-	-	21,927
Total	37,496	41,288	29,031	7,358	1,490	3,202	1,824	121,689

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	59

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	06/30/2016			12/31/2015
		Accumulated gain /			Accumulated gain /
		(loss) reflected in other			(loss) reflected in other
	Cost	comprehensive income	Fair value	Cost	comprehensive income	Fair value
Investment funds	686	-	686	218	-	218
Brazilian external debt bonds (1b)	15,362	123	15,485	19,843	(2,531)	17,312
Brazilian government securities (1a)	12,658	50	12,708	12,702	(906)	11,796
Government securities – abroad (1c)	13,390	(15)	13,375	9,942	(59)	9,883
Colombia	2,292	39	2,331	-	-	-
Chile	4,070	3	4,073	1,409	(2)	1,407
Korea	1,672	-	1,672	1,626	-	1,626
Denmark	1,386	-	1,386	2,548	-	2,548
Spain	753	-	753	1,060	-	1,060
United States	1,571	8	1,579	2,028	(6)	2,022
Netherlands	100	-	100	122	-	122
Paraguay	1,160	(62)	1,098	955	(43)	912
Uruguay	378	(2)	376	185	(7)	178
Other	8	(1)	7	9	(1)	8
Corporate securities (1d)	44,221	(974)	43,247	47,380	(544)	46,836
Shares	672	367	1,039	706	222	928
Rural product note	1,481	(114)	1,367	1,176	(46)	1,130
Bank deposit certificates	1,174	1	1,175	1,576	(3)	1,573
Securitized real estate loans	2,204	(70)	2,134	2,244	(207)	2,037
Debentures	21,631	(1,084)	20,547	23,153	(318)	22,835
Eurobonds and others	8,584	(21)	8,563	10,180	(68)	10,112
Financial bills	7,015	(37)	6,978	6,893	(47)	6,846
Promissory notes	1,087	(4)	1,083	1,060	(69)	991
Other	373	(12)	361	392	(8)	384
Total (2)	86,317	(816)	85,501	90,085	(4,040)	86,045

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 2,342 (R$ 1,755 at 12/31/2015), b) R$ 3,924 (R$ 14,135 at 12/31/2015), c) R$ 23 (R$ 8 at 12/31/2015) and d) R$ 1,740 (R$ 808 at 12131/2015), totaling R$ 8,029 (R$ 16,706 at 12131/2015);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

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The cost and fair value of available-for-sale financial assets by maturity are as follows:

	06/30/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	27,580	27,776	22,754	22,923
Non-stated maturity	1,358	1,725	923	1,145
Up to one year	26,222	26,051	21,831	21,778
Non-current	58,737	57,725	67,331	63,122
From one to five years	31,546	30,800	35,739	35,098
From five to ten years	13,036	12,849	17,041	15,682
After ten years	14,155	14,076	14,551	12,342
Total	86,317	85,501	90,085	86,045

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	06/30/2016	12/31/2015
	Amortized cost	Amortized cost
Corporate securities	15,715	15,661
Brazilian external debt bonds (1b)	12,008	14,788
Brazilian government securities (1a)	12,404	11,721
Government securities – abroad	557	15
Total (2)	40,684	42,185

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were a) (R$ 9,460 at 12/31/2015), b) R$ 11,745.

(2) In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 2,049 (R$ 1.750 from 01/01 to 06/30/2015).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	06/30/2016	12/31/2015
	Amortized cost	Amortized cost
Current	2,514	661
Up to one year	2,514	661
Non-current	38,170	41,524
From one to five years	18,294	14,500
From five to ten years	11,766	18,870
After ten years	8,110	8,154
Total	40,684	42,185

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Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	06/30/2016	12/31/2015
Individuals	182,354	187,220
Credit card	54,455	58,542
Personal loan	28,225	28,396
Payroll loans	46,486	45,434
Vehicles	16,767	20,058
Mortgage loans	36,421	34,790

Corporate	125,207	152,527

Small and medium businesses	59,702	66,038

Foreign loans - Latin America	131,265	68,463
Total loan operations and lease operations	498,528	474,248

Allowance for loan and lease losses	(29,741)	(26,844)

Total loan operations and lease operations, net of allowance for loan and lease losses	468,787	447,404

By maturity	06/30/2016	12/31/2015
Overdue as from 1 day	19,524	15,596
Falling due up to 3 months	130,590	128,389
Falling due more than 3 months but less than 1 year	113,226	111,083
Falling due after 1 year	235,188	219,180
Total loan operations and lease operations	498,528	474,248

By concentration	06/30/2016	12/31/2015
Largest debtor	3,654	4,615
10 largest debtors	22,314	27,173
20 largest debtors	33,704	40,831
50 largest debtors	53,565	63,797
100 largest debtors	73,015	85,167

The breakdown of the Loan and Lease Operations Portfolio by debtor's industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,026 and R$ 870 in interest and similar income as of 06/30/2016, and 06/30/2015 respectively, with the same impact on the allowance for loan and lease losses expenses.

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b) Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

	Opening	Balance arising from			Closing
Composition of the carrying amount by class of	Balance	theaquisition of		Net increase /	balance
assets	12/31/2015	companies	Write-offs	(Reversal)	06/30/2016
Individuals	14,717	-	(6,736)	7,020	15,001
Credit card	4,141	-	(2,511)	2,265	3,895
Personal loans	8,330	-	(3,213)	3,118	8,235
Payroll loans	1,319	-	(592)	1,363	2,090
Vehicles	874	-	(402)	250	722
Mortgage loans	53	-	(18)	24	59
Corporate	6,459	-	(2,104)	2,192	6,547
Small and medium businesses	4,809	-	(2,081)	2,420	5,148
Foreign loans - Latin America	859	2,605	(287)	(132)	3,045
Total	26,844	2,605	(11,208)	11,500	29,741

	Opening	Balance arising from			Closing
Composition of the carrying amount by class of	balance	theaquisition of		Net increase /	balance
assets	12/31/2014	companies	Write-offs	(Reversal)	12/31/2015
Individuals	13,385	-	(11,235)	12,567	14,717
Credit card	3,740	-	(4,055)	4,456	4,141
Personal loans	7,024	-	(5,221)	6,527	8,330
Payroll loans	1,107	-	(622)	834	1,319
Vehicles	1,469	-	(1,294)	699	874
Mortgage loans	45	-	(43)	51	53
Corporate	3,114	-	(4,321)	7,666	6,459
Small and medium businesses	5,158	-	(3,981)	3,632	4,809
Foreign loans - Latin America	735	-	(528)	652	859
Total	22,392	-	(20,065)	24,517	26,844

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	06/30/2016	12/31/2015
Public sector	6	2
Industry and commerce	5,715	4,314
Services	6,106	6,001
Natural resources	937	922
Other sectors	23	18
Individuals	16,954	15,587
Total	29,741	26,844

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant (Note 2.4g VIII).

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The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	06/30/2016						12/31/2015
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	13,736	5,872	111,471	675	125,207	6,547	11,627	5,716	140,900	743	152,527	6,459

II- Collectively evaluated

Individuals	11,418	7,158	170,936	7,843	182,354	15,001	11,579	6,587	175,641	8,130	187,220	14,717
Credit card	3,793	2,335	50,662	1,560	54,455	3,895	4,072	2,436	54,470	1,705	58,542	4,141
Personal loans	5,201	3,553	23,024	4,682	28,225	8,235	5,049	3,442	23,347	4,888	28,396	8,330
Payroll loans	1,322	869	45,164	1,221	46,486	2,090	1,242	227	44,192	1,092	45,434	1,319
Vehicles	707	375	16,060	347	16,767	722	880	459	19,178	415	20,058	874
Mortgage loans	395	26	36,026	33	36,421	59	336	23	34,454	30	34,790	53

Small and medium businesses	3,773	2,655	55,929	2,493	59,702	5,148	3,276	2,357	62,762	2,452	66,038	4,809

Foreign loans - Latin America	1,661	686	129,604	2,359	131,265	3,045	675	313	67,788	546	68,463	859

Total	30,588	16,371	467,940	13,370	498,528	29,741	27,157	14,973	447,091	11,871	474,248	26,844

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

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c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	06/30/2016
	Minimum future	Future financial	Present
	payments	income	value
Current	4,044	(1,802)	2,242
Up to 1 year	4,044	(1,802)	2,242
Non-current	10,269	(3,111)	7,158
From 1 to 5 years	6,328	(2,883)	3,445
Over 5 years	3,941	(228)	3,713
Total	14,313	(4,913)	9,400

	12/31/2015
	Minimum future	Future financial	Present
	payments	income	value
Current	3,075	(794)	2,281
Up to 1 year	3,075	(794)	2,281
Non-current	3,402	(1,050)	2,352
From 1 to 5 years	3,172	(1,014)	2,158
Over 5 years	230	(36)	194
Total	6,477	(1,844)	4,633

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 292 (R$ 176 at 12/31/2015).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at June 30, 2016 and December 31, 2015:

	06/30/2016				12/31/2015
	Assets		Liabilities (*)		Assets		Liabilities (*)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,824	2,824	2,824	2,824	2,849	2,849	2,849	2,849
Companies – loan	-	-	10	10	-	-	-	-
Individuals - vehicles	-	-	5	5	-	-	-	-
Individuals – mortgage loan	2,880	2,817	2,878	2,806	2,806	2,763	2,805	2,752
Total	5,704	5,641	5,717	5,645	5,655	5,612	5,654	5,601
(*) Under Interbank Market Debt.

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Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest %
	at 06/30/2016		06/30/2016
				Other
			Stockholders'	Comprehensive			Equity in
	Total	Voting	equity	Income	Net income	Investment	earnings	Market value (g)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,214	32	284	2,578	115	2,629
BSF Holding S.A. (C)	49.00	49.00	2,064	-	205	1,594	101	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	2,911	(36)	323	439	48	-
Other (e)	-	-	-	-	-	113	9	-
Joint Ventures - Other (f)	-	-	-	-	-	199	(14)	-
Total	-	-	-	-	-	4,923	259	-

	Interest %
	at 12/31/2015		12/31/2015						06/30/2015
				Other
			Stockholders'	comprehensive			Equity in		Equity in
	Total	Voting	equity	income	Net income	Investment	earnings	Market value (g)	earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,931	(26)	708	2,464	289	2,830	139
BSF Holding S.A.(c)	49.00	49.00	1,561	-	447	1,348	219	-	117
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,213	12	674	475	102	-	24
Other (e)	-	-	-	-	-	106	12	-	11
Joint Ventures - Other (f)						6	(2)		(1)
Total	-	-	-	-	-	4,399	620	-	290

(a) For purpose of recording the participation in earnings, at 06/30/2016 the position at 05/31/2016 was used and at 12/31/2015 the position at 11/30/2015 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 769 at 06/30/2016 and R$ 776 at 12/31/2015 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 06/30/2016 which correspond to goodwill.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) At 06/30/2016, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.46% total and voting capital ), Rias Redbanc S.A. (25% total and voting capital) and Tecnologia Bancária S.A. (24.91% total capital and voting capital).

(f) At 06/30/2016, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital); Conectcar Soluções de Mobilidade Eletronica S.A.(50% capital total e votante) acquired at 01/29/2016 and includes income not arising from profit subsidiaries.

(g) Disclosed only for public companies.

At 06/30/2016, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB - Brasil Resseguros S.A. in the amount of R$ 79 (R$ 73 at 12/31/2015), BSF Holding S.A in the amount of R$ 62 (R$ 58 at 12/31/2015) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 106 (R$ 240 at 12/31/2015).

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b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	06/30/2016	12/31/2015	06/30/2015
Total Assets (*)	20,396	20,183	18,842
Total Liabilities (*)	11,206	11,477	10,794
Total Income (*)	12,387	22,083	7,210
Total Expenses (*)	(11,575)	(20,255)	(6,471)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,116 (R$ 14,690 at 12/31/2015) related to assets, R$ 11,205 (R$ 11,477 at 12/31/2015) related to liabilities, R$ 11,897 (R$ 20,928 at 12/31/2015) related to income and of R$ (11,574) (R$ (20,254) at 12/31/2015) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 263 (R$ 517 at 12/31/2015).

The table below shows the total future minimum payments:

	06/30/2016	12/31/2015
Current	253	491
Up to 1 year	253	491
Non-current	10	26
From 1 to 5 years	10	26
Total future minimum payments	263	517
(-) Future interest	-	-
Present value	263	517

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 580 from 01/01 to 06/30/2016 (R$ 551 from 01/01 to 06/30/2015).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	06/30/2016	12/31/2015
Current	1,331	1,267
Up to 1 year	1,331	1,267
Non-current	5,305	5,028
From 1 to 5 years	4,564	4,043
Over 5 years	741	985
Total future minimum payments	6,636	6,295

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Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2) (3)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed Assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350
Acquisitions	78	56	71	97	12	39	234	68	655
Disposal	-	-	-	(42)	-	(7)	(112)	(1)	(162)
Exchange variation	-	(2)	(15)	(45)	12	51	55	14	70
Transfers	(489)	-	11	38	-	-	397	-	(43)
Other	(2)	(1)	(1)	1	23	(1)	(62)	(2)	(45)
Balance at 06/30/2016	379	1,061	3,092	1,722	1,848	1,057	8,729	937	18,825

Depreciation
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)
Accumulated depreciation	-	-	(40)	(136)	(73)	(50)	(543)	(47)	(889)
Disposal	-	-	-	42	-	4	99	-	145
Exchange variation	-	-	(11)	10	2	(16)	(111)	(6)	(132)
Other	-	-	1	(1)	(13)	2	55	2	46
Balance at 06/30/2016	-	-	(1,814)	(1,015)	(925)	(639)	(5,638)	(608)	(10,639)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2016	379	1,061	1,278	707	923	418	3,091	329	8,186

(1) The contractual commitments for purchase of the fixed assets totaled R$ 52, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

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		Real estate in use (2)		Other fixed assets (2) (3)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200
Acquisitions	198	-	6	139	75	141	824	83	1,466
Disposal	-	(6)	(13)	(112)	182	(68)	(533)	(5)	(555)
Exchange variation	-	3	35	81	6	8	6	6	145
Transfers	(1,681)	-	777	63	422	-	419	-	-
Other	(2)	-	1	34	-	(22)	82	1	94
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350

Depreciation
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Accumulated depreciation	-	-	(74)	(257)	(129)	(93)	(1,057)	(78)	(1,688)
Disposal	-	-	9	109	(183)	13	489	3	440
Exchange variation	-	-	(6)	(27)	(2)	1	(7)	(3)	(44)
Other	-	-	2	(1)	(8)	4	(25)	-	(28)
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	792	1,008	1,262	743	960	396	3,079	301	8,541

(1) The contractual commitments for purchase of the fixed assets totaled R$ 59, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

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Note 16 - Intangible assets

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047
Acquisitions	157	709	984	126	52	2,028
Terminated agreements/ write off	(108)	(16)	(3)	(1)	-	(128)
Exchange variation	-	(6)	(66)	-	(108)	(180)
Other	(6)	(275)	42	-	207	(32)
Balance at 06/30/2016	1,048	1,821	3,319	3,436	1,111	10,735

Amortization (2)
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)
Amortization expense	(113)	(105)	(200)	(113)	(155)	(686)
Terminated agreements/ write off	106	16	-	-	-	122
Exchange variation	-	(62)	(127)	-	91	(98)
Other	-	111	20	-	120	251
Balance at 06/30/2016	(607)	(370)	(1,497)	(365)	(286)	(3,125)

Impairment (3)
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)
Additions / assumptions	-	-	(3)	(5)	-	(8)
Write off	-	-	-	-	-	-
Balance at 06/30/2016	(18)	(2)	(3)	(23)	-	(46)

Book value
Balance at 06/30/2016	423	1,449	1,819	3,048	825	7,564

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 535, achievable by 2016 (Note 36 - Off balance sheet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	70

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Acquisitions	109	39	410	489	15	1,062
Terminated agreements / write off	(169)	(195)	(134)	(14)	(4)	(516)
Exchange variation	-	-	109	-	185	294
Other	(2)	(17)	12	-	(27)	(34)
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047

Amortization (2)
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Amortization expense	(213)	(144)	(358)	(138)	(287)	(1,140)
Terminated agreements / write off	169	144	134	-	-	447
Exchange variation	-	-	(51)	-	(150)	(201)
Other	-	7	3	(1)	244	253
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)

Impairment (3)
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Additions / assumptions	-	-	-	(4)	-	(4)
Reversals	-	-	-	-	-	-
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)

Book value
Balance at 12/31/2015	387	1,077	1,172	3,041	618	6,295

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 281, achievable by 2016 (Note 36 - Off balance sheet).

(2) All intangible assets have a defined useful life.

(3) Note 24l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	71

Note 17 - Deposits

The table below shows the breakdown of deposits:

	06/30/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total

Interest-bearing deposits	189,277	60,992	250,269	171,527	59,991	231,518
Time deposits	78,659	60,764	139,423	45,994	59,256	105,250
Interbank deposits	6,139	228	6,367	14,214	735	14,949
Savings deposits	104,479	-	104,479	111,319	-	111,319
Non-interest bearing deposits	58,763	-	58,763	61,092	-	61,092
Demand deposits	58,763	-	58,763	61,092	-	61,092
Total	248,040	60,992	309,032	232,619	59,991	292,610

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	06/30/2016	12/31/2015
Structured notes
Shares	54	57
Debt securities	323	355
Total	377	412

The effect of the changes in credit risk of these instruments is not significant at 06/30/2016 and 12/31/2015.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	06/30/2016	12/31/2015
	Cost / Fair value	Cost / Fair value
Current - up to one year	118	34
Non-current	259	378
From one to five years	228	364
From five to ten years	14	5
After ten years	17	9
Total	377	412

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	72

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	06/30/2016			12/31/2015
		Non-			Non-
	Current	current	Total	Current	current	Total
Securities sold under repurchase agreements	184,744	154,943	339,687	181,198	155,445	336,643
Transactions backed by own financial assets (*)	71,420	154,943	226,363	64,955	155,445	220,400
Transactions backed by third party financial assets	113,324	-	113,324	116,243	-	116,243
Interbank market debt	71,052	67,241	138,293	80,547	76,339	156,886
Mortgage notes	-	-	-	31	108	139
Real estate credit bills	10,515	5,817	16,332	12,441	2,011	14,452
Agribusiness credit bills	6,158	6,210	12,368	6,695	7,080	13,775
Financial credit bills	1,800	16,903	18,703	3,860	14,636	18,496
Import and export financing	41,523	10,700	52,223	45,633	19,933	65,566
On-lending - domestic	11,048	21,902	32,950	11,884	26,920	38,804
Liabilities from transactions related to credit assignments (Note 12d)	8	5,709	5,717	3	5,651	5,654

(*) It includes R$ 144,384 (R$ 152,215 at 12/31/2015) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	49% of CDI to 17.36%	0.48% to 1.35%
Mortgage notes	-	2.5% to 8%
Real estate credit bills	83% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	70% to 98% of CDI	-
Import and export financing	2.5% to 6.0%	0.4% to 12.64%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 13.17%	-

(*) Note 2,4f presents the operations comprising Deposits received under securities repurchased agreements. Final repurchase dates are set until January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	06/30/2016			12/31/2015
		Non-			Non-
	Current	current	Total	Current	current	Total
Subordinated debt (1)	10,723	49,559	60,282	10,209	55,576	65,785
Foreign borrowing through securities	4,001	27,718	31,719	4,757	19,431	24,188
Structured Operations Certificates (2)	2,001	2,522	4,523	893	3,052	3,945
Total	16,725	79,799	96,524	15,859	78,059	93,918

(1) At 06/30/2016, the amount of R$ 54,741 (R$ 64,861 at 12/31/2015) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at June 30, 2016, the market value of the funding from Structured Operations Certificates issued is R$ 5,111.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.7% to IGPM + 7.6%	5.1% to 10.79%
Foreign borrowing through securities	0.89% to 12.73%	0.64% to 32.63%
Structured Operations Certificates	IPA + 3.28% to 16.54%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	73

Note 20 - Other assets and liabilities

a)	Other assets

	06/30/2016			12/31/2015
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial (1)	41,867	12,279	54,146	41,546	11,960	53,506
Receivables from credit card issuers	22,730	-	22,730	25,191	-	25,191
Insurance and reinsurance operations	1,349	-	1,349	1,367	-	1,367
Deposits in guarantee for contingent liabilities (Note 32)	2,164	10,854	13,018	2,131	10,502	12,633
Deposits in guarantee for foreign borrowing program	1,396	-	1,396	409	-	409
Negotiation and intermediation of securities	9,946	-	9,946	7,725	-	7,725
Receivables from reimbursement of contingent liabilities (Note 32c)	306	841	1,147	335	758	1,093
Receivables from services provided	2,399	-	2,399	2,333	149	2,482
Rights receivable from sales operations or transfer of financial assets	7	-	7	-	-	-
Amounts receivable from FCVS - Salary Variations Compensation Fund (2)	-	584	584	-	551	551
Foreign exchange portfolio	-	-	-	444	-	444
Operations without credit granting characteristics	1,570	-	1,570	1,611	-	1,611
Non-financial	8,811	3,869	12,680	7,005	4,606	11,611
Prepaid expenses	2,276	822	3,098	2,196	1,012	3,208
Retirement plan assets (Notes 29c and d)	-	2,248	2,248	-	2,183	2,183
Sundry domestic	2,325	-	2,325	602	-	602
Premiums from loan operations	793	420	1,213	814	850	1,664
Sundry foreign	2,171	300	2,471	1,542	550	2,092
Other	1,246	79	1,325	1,851	11	1,862

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	06/30/2016			12/31/2015
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial	67,382	44	67,426	68,478	237	68,715
Credit card operations	51,001	-	51,001	56,143	-	56,143
Foreign exchange portfolio	1,619	-	1,619	-	-	-
Negotiation and intermediation of securities	13,477	-	13,477	10,920	177	11,097
Finance leases (Note 14a)	253	10	263	491	26	517
Funds from consortia participants	66	-	66	45	-	45
Other	966	34	1,000	879	34	913
Non-financial	30,207	1,243	31,450	24,975	812	25,787
Collection and payment of taxes and contributions	3,951	-	3,951	239	-	239
Sundry creditors - domestic	2,031	102	2,133	1,681	75	1,756
Funds in transit	11,519	290	11,809	10,893	-	10,893
Provision for sundry payments	2,530	309	2,839	1,944	199	2,143
Social and statutory	3,779	-	3,779	5,110	-	5,110
Related to insurance operations	192	-	192	253	-	253
Liabilities for official agreements and rendering of payment services	1,155	-	1,155	808	-	808
Provision for retirement plan benefits (Note 29c and e)	193	500	693	-	491	491
Personnel provision	1,646	42	1,688	1,336	47	1,383
Provision for health insurance	728	-	728	716	-	716
Deferred income	1,679	-	1,679	1,909	-	1,909
Other	804	-	804	86	-	86

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	74

Note 21 – Stockholders' equity

a)	Capital

The Extraordinary Stockholders Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 5,983,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 2,936,875,751 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 85,148 (R$ 85,148 at 12/31/2015), of which R$ 57,508 (R$ 58,284 at 12/31/2015) refers to stockholders resident in Brazil and R$ 27,640 (R$ 26,864 at 12/31/2015) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	06/30/2016
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Shares of capital stock at 06/30/2016	3,047,040,198	2,936,875,751	5,983,915,949
Residents in Brazil at 06/30/2016	3,033,812,779	1,007,627,491	4,041,440,270
Residents abroad at 06/30/2016	13,227,419	1,929,248,260	1,942,475,679
Treasury shares at 12/31/2015(1)	2,795	162,562,650	162,565,445	(4,353)
Purchase of shares	-	7,990,000	7,990,000	(200)
Exercised options – granting of stock options	-	(8,740,245)	(8,740,245)	151
Disposals – stock option plan	-	(7,624,995)	(7,624,995)	285
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670
Treasury shares at 06/3W2016 (1)	2,795	54,187,410	54,190,205	(1,447)
Outstanding shares at 06/30/2016	3,047,037,403	2,882,688,341	5,929,725,744
Outstanding shares at 12/31/2015	3,047,037,403	2,874,313,101	5,921,350,504

	12/31/2015
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus shares - ESM of 04/29/2015 – made effective on 06/25/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Treasury shares at 12/31/2014(1)	2,541	53,828,551	53,831,092	(1,328)
Purchase of shares	-	111,524,800	111,524,800	(3,324)
Exercised options - granting of stock options	-	(5,873,741)	(5,873,741)	4
Disposals – stock option plan	-	(5,342,874)	(5,342,874)	295
Bonus shares - ESM of 04/29/2015	254	8,425,914	8,426,168	-
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Outstanding shares at 12/31/2015	3,047,037,403	2,874,313,101	5,921,350,504
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 06/25/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	75

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 06/30/2016
Cost / market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	25.06
Maximum	-	25.98
Treasury shares
Average cost	7.25	26.70
Market value at 06/30/2016	26.02	30.30

	01/01 to 12/31/2015
Cost / market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	28.80
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.78
Market value at 12/31/2015	24.58	26.33

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	76

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	06/30/2016	06/30/2015
Statutory net income	8,938	10,630
Adjustments:
(-) Legal reserve	(447)	(532)
Dividend calculation basis	8,491	10,098
Mandatory dividend - 25%	2,123	2,525
Dividends and interest on capital – paid / provisioned for	2,544	2,525

Payments / provision for interest on capital and dividends

	06/30/2016
	Gross	WHT	Net
Paid / prepaid	444	-	444
Dividends - 5 monthly installments of R$ 0.015 per share paid from February to June 2016	444	-	444

Declared until 06/30/2016 (recorded in other liabilities)	1,959	(281)	1,679
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2016	89	-	89
Interest on capital - R$ 0.3154 per share	1,870	(281)	1,590

Declared after 06/30/2016 (Recorded in Revenue Reserves - Dividends equalization)	496	(74)	422
Interest on capital - R$ 0.0836 per share	496	(74)	422

Total from 01/01 to 06/30/2016 - R$ 0.4291 net per share	2,899	(355)	2,544

	06/30/2015
	Gross	WHT	Net
Paid / prepaid	410	-	410
Dividends - 5 monthly installments of R$ 0.015 per share paid from February to June 2015	410	-	410

Declared until 06/30/2015 (recorded in other liabilities)	2,473	(358)	2,115
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2015	82	-	82
Interest on capital - R$ 0.3989 per share	2391	(358)	2,033

Interest on capital - R$ 0.3460 per share, to be paid on august 2015	2074	(311)	1,763
Interest on capital - R$ 0.0529 per share, to be declared	317	(47)	270

Total from 01/01 to 06/30/2015 - R$ 0.4291 net per share	2,883	(358)	2,525

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	77

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	06/30/2016	12/31/2015
Capital reserves (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves	10,636	9,782
Legal (2)	7,342	6,895
Statutory	12,389	9,461
Dividends equalization (3)	4,726	3,355
Working capital increase (4)	2,278	1,655
Increase in capital of investees (5)	5,385	4,451
Corporate reorganizations (Note 2.4 a III)	(9,591)	(9,277)
Unrealized profits (6)	496	2,703
Total reserves at parent company	10,921	10,067

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after June 30, 2016 and December 31, 2015.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	78

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2016, the accounting effect of the share-based payment in income was R$ (313) (R$ (456) from 01/01 to 06/30/2015).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	79

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Options:
Granted	-	-
Canceled / Forfeited (*)	(57,891)	34.21
Exercised	(665,703)	26.17	32.16
Balance at 06/30/2016	45,224,723	37.48
Options exercisable at the end of the period	31,953,928	39.23
Options outstanding but not exercisable	13,270,795	33.27
Range of exercise prices
Granting 2009-2010		28,04 - 45,55
Granting 2011-2012		23,88 - 44,49
Weighted average of the remaining contractual life (in years)	2.13

(*) Refers to non-exercise based on the beneficiary's decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(403,151)	33.24
Exercised	(150,057)	24.31	33.39
Opening balance 06/30/2015	54,608,904	33.34
Options exercisable at the end of the period	28,673,987	33.25
Options outstanding but not exercisable	25,934,917	33.43
Range of exercise prices
Granting 2008-2009		24,82 - 37,95
Granting 2010-2012		23,88 - 39,30
Weighted average of the remaining contractual life (in years)	2.58

(*) Refers to non-exercise based on the beneficiary's decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	80

II – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 21.40 per share at 06/30/2016 (R$ 33.33 per share at 06/30/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform to this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2015	30,605,777
New granted	11,263,474
Cancelled	(207,687)
Exercised	(8,074,541)
Balance at 06/30/2016	33,587,023
Weighted average of remaining contractual life (years)	3.04

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,580
Cancelled	(514,102)
Exercised	(2,286,148)
Balance at 06/30/2015	34,336,759
Weighted average of remaining contractual life (years)	2.30

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	81

III- Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management's variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive's remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 24.16 per share at 06/30/2016 (R$ 31.24 per share at 06/30/2015).

Change in variable compensation in shares
Quantity
Opening balance 12/31/2015	20,295,976
New	12,202,238
Delivered	(10,123,397)
Cancelled	(60,164)
Balance at 06/30/2016	22,314,653

Change in variable compensation in shares
Quantity
Opening balance 12/31/2014	16,366,009
New	11,837,297
Delivered	(7,551,017)
Cancelled	(540,168)
Balance at 06/30/2015	20,112,121

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	82

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a)	Interest and similar income

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Central Bank compulsory deposits	1,634	1,368	3,217	2,672
Interbank deposits	30	589	345	923
Securities purchased under agreements to resell	8,547	5,717	16,731	11,593
Financial assets held for trading	5,476	4,351	11,289	8,648
Available-for-sale financial assets	2,715	2,145	5,728	4,334
Held-to-maturity financial assets	1,011	922	2,049	1,750
Loan and lease operations	19,536	18,720	38,083	38,661
Other financial assets	258	182	472	380
Total	39,207	33,994	77,914	68,961

b)	Interest and similar expense

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Deposits	(3,181)	(4,263)	(6,886)	(6,170)
Securities sold under repurchase agreements	(11,413)	(8,249)	(23,314)	(15,441)
Interbank market debt	(691)	(1,626)	(1,254)	(3,622)
Institutional market debt	(3,044)	(1,870)	(4,881)	(3,759)
Financial expense from technical reserves for insurance and private pension	(4,345)	(3,176)	(8,998)	(5,969)
Other	(33)	(15)	(60)	(31)
Total	(22,707)	(19,199)	(45,393)	(34,992)

c)	Net gain (loss) on investment securities and derivatives

	04/01 a	04/01 a	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Financial assets held for trading	(246)	(175)	2,128	(294)
Derivatives (*)	3,489	(67)	4,733	2,301
Financial assets designated at fair value through profit or loss	21	15	62	25
Available-for-sale financial assets	(79)	(113)	(635)	(750)
Finacial liabilities held for trading	(12)	4	(103)	47
Total	3,173	(336)	6,185	1,329

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended 06/30/2016 and 06/30/2015, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

During the period ended 06/30/2016, ITAÚ UNIBANCO HOLDING recognized impairment losses on available-for-sale financial assets in the amount of R$ 224 recorded in the statement of income in the line Net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	83

Note 24 - Banking service fees

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Current account services	2,397	2,158	4,635	4,313
Asset management fees	871	687	1,638	1,348
Collection commissions	327	303	636	600
Fees from credit card services	3,309	3,129	6,535	6,197
Fees for guarantees issued and credit lines	443	352	845	761
Brokerage commission	61	66	108	124
Other	639	429	1,090	891
Total	8,047	7,124	15,487	14,234

Note 25 - Other income

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Gains on sale of assets held for sale, fixed assets and investments in associates
and joint ventures	71	23	95	28
Recovery of expenses	82	37	146	75
Reversal of provisions	11	88	58	257
Program for Cash or Installment Payment of Federal Taxes (Note 32f)	-	24	11	121
Other	210	43	316	74
Total	374	215	626	555

Note 26 - General and administrative expenses

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Personnel expenses	(5,404)	(4,488)	(10,315)	(9,155)
Compensation	(2,157)	(1,772)	(4,059)	(3,724)
Payroll taxes	(646)	(563)	(1,256)	(1,234)
Welfare benefits	(804)	(594)	(1,463)	(1,185)
Retirement plans and post-employment benefits (Note 29)	5	(10)	17	3
Defined benefit	(23)	(34)	(39)	(37)
Defined contribution	28	24	56	40
Stock option plan (Note 22d)	(69)	(48)	(176)	(117)
Training	(38)	(53)	(74)	(87)
Employee profit sharing	(843)	(880)	(1,654)	(1,698)
Dismissals	(137)	(94)	(236)	(159)
Provision for labor claims (Note 32)	(715)	(474)	(1,414)	(954)
Administrative expenses	(4,085)	(3,795)	(7,618)	(7,212)
Data processing and telecommunications	(983)	(1,003)	(1,916)	(1,926)
Third party services	(1,150)	(1,049)	(2,081)	(1,932)
Installations	(295)	(258)	(542)	(485)
Advertising, promotions and publications	(248)	(269)	(456)	(487)
Rent	(360)	(316)	(701)	(639)
Transportation	(99)	(98)	(198)	(199)
Materials	(77)	(115)	(140)	(202)
Financial services	(203)	(152)	(376)	(296)
Security	(181)	(166)	(358)	(331)
Utilities	(118)	(110)	(238)	(203)
Travel	(49)	(56)	(89)	(104)
Other	(322)	(203)	(523)	(408)
Depreciation	(462)	(431)	(889)	(830)
Amortization	(319)	(225)	(562)	(436)
Insurance acquisition expenses	(203)	(288)	(413)	(569)
Other expenses	(2,200)	(1,999)	(4,263)	(4,024)
Expenses related to credit cards	(775)	(752)	(1,580)	(1,578)
Losses with third party frauds	(122)	(138)	(229)	(239)
Loss on sale of assets held for sale, fixed assets and investments in
associates and joint ventures	(136)	(41)	(165)	(67)
Provision for civil lawsuits (Note 32)	(389)	(541)	(734)	(1,059)
Provision for tax and social security lawsuits	(263)	(186)	(478)	(330)
Refund of interbank costs	(70)	(63)	(134)	(123)
Other	(445)	(278)	(943)	(628)
Total	(12,673)	(11,226)	(24,060)	(22,226)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	84

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I - Demonstration of Income tax and social contribution expense calculation:

	04/01 to	04/01 to	01/01 to	01/01 to
Due on operations for the period	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income before income tax and social contribution	12,289	9,150	22,964	12,023
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(5,530)	(3,660)	(10,334)	(4,809)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	51	39	107	91
Foreign exchange variation on assets and liabilities abroad	(2,790)	(477)	(4,707)	2,710
Interest on capital	324	619	1,215	1,129
Corporate reorganizations (Note 2.4 a III)	157	157	314	317
Dividends and interest on external debt bonds	116	74	177	128
Other nondeductible expenses net of non taxable income (*)	7,031	2,514	11,654	(4,507)
Income tax and social contribution expenses	(641)	(734)	(1,574)	(4,941)
Related to temporary differences
Increase (reversal) for the period	(5,330)	(2,488)	(9,372)	4,616
Increase (reversal) of prior periods	4	6	2	19
(Expenses)/Income related to deferred taxes	(5,326)	(2,482)	(9,370)	4,635
Total income tax and social contribution expenses	(5,967)	(3,216)	(10,944)	(306)

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	85

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

		Realization /
	12/31/2015	reversal	Increase (1)	06/30/2016
Reflected in income	48,911	(12,474)	12,307	48,744
Allowance for loan and lease losses	25,572	(3,520)	5,530	27,582
Related to income tax and social contribution tax carryforwards	6,655	(174)	897	7,378
Provision for contingent liabilities	5,385	(597)	820	5,608
Civil lawsuits	2,149	(316)	250	2,083
Labor claims	1,812	(251)	418	1,979
Tax and social security	1,420	(30)	152	1,542
Other	4	-	-	4
Goodwill on purchase of investments	511	(511)	-	-
Legal liabilities - tax and social security	508	(38)	38	508
Adjustments of operations carried out on the futures settlement market	1,253	(809)	57	501
Adjustment to market value of financial assets held for trading and derivatives	4,951	(4,951)	1,209	1,209
Provision related to health insurance operations	322	(31)	-	291
Other	3,754	(1,843)	3,756	5,667

Reflected in stockholders’ equity	4,253	(1,492)	389	3,150
Corporate reorganizations (Note 2.4 a III)	1,883	(314)	-	1,569
Adjustment to market value of available-for-sale securities	1,980	(1,178)	18	820
Cash flow hedge	137	-	371	508
Other	253	-	-	253
Total (2)(3)	53,164	(13,966)	12,696	51,894

(1) Includes balance arising from the Corpbanca acquisition (R$ 1,121) and Recovery acquisition (R$ 45) (Note 2c).

(2) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 38,623 and R$ 428

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

		Realization /
	12/31/2014	reversal	Increase	12/31/2015
Reflected in income	32,513	(7,009)	23,407	48,911
Allowance for loan and lease losses	18,909	(2,319)	8,982	25,572
Related to income tax and social contribution tax carryforwards	5,430	(239)	1,464	6,655
Provision for contingent liabilities	4,298	(1,364)	2,451	5,385
Civil lawsuits	1,818	(624)	955	2,149
Labor claims	1,460	(382)	734	1,812
Tax and social security	1,009	(351)	762	1,420
Other	11	(7)	-	4
Goodwill on purchase of investments	721	(210)	-	511
Legal liabilities – tax and social security	394	(698)	812	508
Adjustments of operations carried out in futures settlement market	3	(4)	1,254	1,253
Adjustment to market value of financial assets held for trading and derivatives	109	(109)	4,951	4,951
Provision related to health insurance operations	274	-	48	322
Other	2,375	(2,066)	3,445	3,754
Reflected in stockholders' equity	4,106	(1,527)	1,674	4,253
Corporate reorganizations (Note 2.4 a III)	2,514	(631)	-	1,883
Adjustment to market value of available-for-sale securities	539	(142)	1,583	1,980
Cash flow hedge	50	-	87	137
Other	1,003	(754)	4	253
Total (*)	36,619	(8,536)	25,081	53,164

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	86

II- The provision for deferred tax liability balance and respective changes are as follows:

		Realization /
	12/31/2015	reversal	Increase (1)	06/30/2016
Reflected in income	4,277	(1,668)	10,417	13,026
Depreciation in excess – finance lease	1,487	(276)	-	1,211
Adjustment of escrow deposits and contingent liabilities	1,130	(81)	157	1,206
Pension plans	336	-	33	369
Adjustments of operations carried out on the futures settlement market	51	-	476	527
Adjustment to market value of financial assets held for trading and derivatives	198	(198)	7,188	7,188
Taxation of results abroad – capital gains	286	-	896	1,182
Other	789	(1,113)	1,667	1,343
Reflected in stockholders' equity accounts	1,804	(1,318)	187	673
Adjustment to market value of available-for-sale securities	53	(13)	183	223
Cash flow hedge	1,313	(1,305)	-	8
Provision for pension plan benefits	424	-	4	428
Other	14	-	-	14
Total (2)	6,081	(2,986)	10,604	13,699

(1) Includes balance arising from the Corpbanca acquisition (R$ 994) (Note 2c).

(2) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 38,623 and R$ 428.

		Realization /
	12/31/2014	reversal	Increase	12/31/2015
Reflected in income	4,735	(1,801)	1,343	4,277
Depreciation in excess – finance lease	2,508	(1,021)	-	1,487
Adjustment of escrow deposits and contingent liabilities	876	(425)	679	1,130
Pension plans	336	(34)	34	336
Adjustments of operations carried out on the futures settlement market	4	(12)	59	51
Adjustment to market value of financial assets held for trading and derivatives	6	(6)	198	198
Taxation of results abroad – capital gains	563	(277)	-	286
Other	442	(26)	373	789
Reflected in stockholders' equity accounts	956	(97)	945	1,804
Adjustment to market value of available-for-sale securities	132	(79)	-	53
Cash flow hedge	373	-	940	1,313
Provision for pension plan benefits	442	(18)	-	424
Other	9	-	5	14
Total (*)	5,691	(1,898)	2,288	6,081
(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

Ill - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at 06/30/2016, are:

	Deferred tax assets
			Tax loss / social						Net
	Temporary		contribution loss				Deferred tax		deferred
	differences	%	carryforwards	%	Total	%	liabilities	%	taxes	%
2016	10,313	23%	25	0%	10,338	20%	(4,048)	29%	6,290	16%
2017	10,891	25%	75	1%	10,966	21%	(2,320)	17%	8,646	23%
2018	12,082	27%	272	4%	12,354	24%	(1,897)	14%	10,457	27%
2019	3,771	8%	1,542	21%	5,313	11%	(420)	3%	4,893	13%
2020	486	1%	2,865	39%	3,351	6%	(1,462)	11%	1,889	5%
After 2020	6,973	16%	2,599	35%	9,572	18%	(3,552)	26%	6,020	16%
Total	44,516	100%	7,378	100%	51,894	100%	(13,699)	100%	38,195	100%
Present value (*)	40,411		6,151		46,562		(12,047)		34,515

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 06/30/2016 and 12/31/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	87

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per share	04/01 a 06/30/2016	04/01 a 06/30/2015	01/01 to 06/30/2016	01/01 to 06/30/2015
Net income	5,999	5,845	11,710	11,518
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(63)	(65)	(63)	(65)
Subtotal	5,936	5,780	11,647	11,453
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(67)	(67)	(67)	(67)
Subtotal	5,869	5,713	11,580	11,386

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	3,016	2,897	5,954	5,771
To preferred equity owners	2,853	2,816	5,626	5,615
Total net income available to common equity owners	3,083	2,964	6,021	5,837
Total net income available to preferred equity owners	2,916	2,881	5,689	5,681

Weighted average number of shares outstanding (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,882,409,951	2,961,643,775	2,879,146,302	2,965,086,674

Earnings per share - basic – R$
Common shares	1.01	0.97	1.98	1.92
Preferred shares	1.01	0.97	1.98	1.92

Net income attributable to owners of the parent company – diluted earnings per share	04/01 a 06/30/2016	04/01 a 06/30/2015	01/01 to 06/30/2016	01/01 to 06/30/2015
Total net income available to preferred equity owners	2,916	2,881	5,689	5,681
Dividend on preferred shares after dilution effects	18	13	28	33
Net income available to preferred equity owners considering preferred shares after the dilution effect	2,934	2,894	5,717	5,714
Total net income available to ordinary equity owners	3,083	2,964	6,021	5,837
Dividend on preferred shares after dilution effects	(18)	(13)	(28)	(33)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	3,065	2,951	5,993	5,804
Adjusted weighted average of shares (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,917,367,923	2,991,177,682	2,906,740,220	2,999,193,043
Preferred shares	2,882,409,951	2,961,643,775	2,879,146,302	2,965,086,674
Incremental shares from stock options granted under our share-based payment	34,957,972	26,849,006	27,593,918	31,005,790
Incremental bonus shares, included in the share base as from July 17, 2015	-	2,684,901	-	3,100,579

Earnings per share - diluted – R$
Common shares	1.01	0.97	1.97	1.90
Preferred shares	1.01	0.97	1.97	1.90

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 14,937,081 preferred shares at 06/30/2016, 6,200,538 preferred shares at 06/30/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	88

Note 29 – Post-employment benefits

We present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders' Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit				Defined contribution				Other benefits				Total
	04/01 a	04/01 a	01/01 to	01/01 to	04/01 a	04/01 a	01/01 to	01/01 to	04/01 a	04/01 a	01/01 to	01/01 to	04/01 a	04/01 a	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Cost of current service	(18)	(18)	(31)	(33)	-	-	-	-	-	-	-	-	(18)	(18)	(31)	(33)
Net interest	(4)	(1)	(5)	(3)	60	55	120	110	(5)	(4)	(10)	(8)	51	50	105	99
Contribution	-	-	-	-	(32)	(31)	(64)	(70)	-	-	-	-	(32)	(31)	(64)	(70)
Benefits paid	-	-	-	-	-	-		-	4	4	7	7	4	4	7	7
Total Amounts Recognized	(22)	(19)	(36)	(36)	28	24	56	40	(1)	-	(3)	(1)	5	5	17	3

In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 163 (R$ 110 from 01/01 to 06/30/2015), of which R$ 64 (R$ 70 from 01/01 to 06/30/2015) arising from social security funds.

Total amounts recognized in Stockholders' Equity – Other comprehensive income

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
At the beginning of the period	(45)	(75)	(314)	(221)	(13)	(8)	(372)	(304)
Effects on asset ceiling	(13)	(103)	4	(38)	-	-	(9)	(141)
Remeasurements	14	133	(2)	(55)	-	(5)	12	73
Total Amounts Recognized	(44)	(45)	(312)	(314)	(13)	(13)	(369)	(372)

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a)	Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdencia S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação ltau Unibanco - Previdencia Complementar	Supplementary retirement plan — PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity's by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

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c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	06/30/2016	06/30/2015
Discount rate (1)	11.28% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.ltaú 2008/2010	Exp.ltaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	5.04% to 7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2015 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables. The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

Ill - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

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The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value		% Allocation
Types	06/30/2016	12/31/2015	06/30/2016	12/31/2015	Meta 2016
Fixed income securities	12,676	12,369	90.78%	90.73%	53% a 100%
Variable income securities	589	537	4.21%	3.94%	0% a 20%
Structured investments	1	27	0.01%	0.20%	0% a 10%
Real estate	628	633	4.50%	4.64%	0% a 7%
Loans to participants	70	67	0.50%	0.49%	0% a 5%
Total	13,964	13,633	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 489 (R$ 452 at 12/31/2015), and real estate rented to Group companies, with a fair value of R$ 601 (R$ 606 at 12/31/2015).

Fair Value

The fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2016	12/31/2015
1 - Net assets of the plans	13,964	13,633
2- Actuarial liabilities	(11,976)	(11,587)
3- Surplus (1-2)	1,988	2,046
4- Asset ceiling (*)	(2,268)	(2,134)
5- Net amount recognized in the balance sheet (3-4)	(280)	(88)
Amount recognized in assets (Note 20a)	231	224
Amount recognized in liabilities (Note 20b)	(511)	(312)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of lAS 19.

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V- Changes in the net amount recognized in the balance sheet:

	06/30/2016
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	13,633	(11,587)	2,046	(2,134)	(88)
Cost of current service	-	(31)	(31)	-	(31)
Net interest (1)	742	(626)	116	(121)	(5)
Benefits paid	(438)	438	-	-	-
Contributions of sponsors	31	-	31	-	31
Contributions of participants	7	-	7	-	7
Effects on asset ceiling	-	-	-	(13)	(13)
Balance arising from the CoprBanca acquisition	-	(206)	(206)	-	(206)
Exchange Variation	(11)	29	18	-	18
Remeasurements (2) (3)	-	7	7	-	7
Value end of the period	13,964	(11,976)	1,988	(2,268)	(280)

	12/31/2015
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service		(68)	(68)	-	(68)
Net interest (1)	1,334	(1,151)	183	(189)	(6)
Benefits paid	(908)	908	-	-	-
Contributions of sponsors	60	-	60	-	60
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(103)	(103)
Remeasurements (2) (3)	(306)	419	113	5	118
Value end of the period	13,633	(11,587)	2,046	(2,134)	(88)

(1) Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 11.28% p.a. (At 01/01/2015 used by the discount rate of 10.24% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 742 (R$ 1,028 at 12/31/2015).

During the period, the contributions made totaled R$ 31 (R$ 60 from 01/01 to 12/31/2015). The contribution rate increases based on the beneficiary's salary.

In 2016, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 55.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2016	949
2017	977
2018	1,009
2019	1,042
2020	1,083
2021 to 2025	5,935

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders' Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial		recognized in
	liabilities of the plan		Stockholders' Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	566	4.92%	(281)
- Increase by 0.5%	(520)	(4.51)%	201

(*) Net of effects of asset ceiling

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d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	06/30/2016			12/31/2015
	Pension plan		Recognized	Pension plan		Recognized
	fund	Asset ceiling	amount	fund	Asset ceiling	amount
Value beginning of the period	2,229	(270)	1,959	2,438	(224)	2,214
Net interest	135	(15)	120	239	(20)	219
Contribution (Note 29)	(64)	-	(64)	(381)	-	(381)
Effects on asset ceiling	-	4	4	-	(38)	(38)
Remeasurements	(2)	-	(2)	(67)	12	(55)
Value end of the period (Note 20a)	2,298	(281)	2,017	2,229	(270)	1,959

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	06/30/2016	12/31/2015
At the beginning of the period	(179)	(170)
Interest cost	(10)	(17)
Benefits paid	7	13
Remeasurements	-	(5)
At the end of the period (Note 20b)	(182)	(179)

The estimate for payment of benefits for the next 10 years is as follows:

Payment
Period	estimate
2016	12
2017	13
2018	14
2019	15
2020	15
2021 to 2025	91

II- Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	4	(3)
Present value of obligation	Other comprehensive income	20	(17)

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Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itau Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I -	Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholders loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance, that includes coverage for death and personal accidents.

	Loss ratio %		Sales ratio %
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Group accident insurance	5.4	4.7	42.8	41.4
Individual accident	19.0	17.6	12.5	11.1
Commercial multiple peril	43.7	45.1	20.9	21.0
Internal credit	193.4	123.4	6.3	20.5
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	86.4	87.9	1.4	1.4
Serious or terminal diseases	13.5	16.0	10.7	10.7
Extended warranty - assets	18.1	17.2	64.0	64.6
Credit Life	18.7	13.9	19.5	21.6
Income from Uncertain Events	16.6	10.3	14.3	15.2
Multiple risks	9.9	6.5	61.5	62.0
Health	140.2	141.8	0.1	0.1
Education Insurance	183.7	63.0	63.8	32.9
Home Insurance in Market Policies – Other Coverage	5.0	1.9	0.1	0.1
Home insurance in market policies – Credit Life	11.2	18.0	(2.5)	(3.0)
Touristic	34.8	46.5	6.3	5.9
Group life	46.4	42.2	13.8	13.1
Individual life	21.8	21.0	-	-

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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Ill – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued				Reinsurance				Retained premiums and contributions
	04/01 a	04/01 a	01/01 to	01/01 to	04/01 a	04/01 a	01/01 to	01/01 to	04/01 a	04/01 a	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Group accident insurance	205	224	402	441	(2)	(1)	(3)	(1)	203	223	399	440
Individual accident	69	70	120	120	(6)	-	(11)	-	63	70	109	120
Commercial multiple peril	14	16	29	29	-	(1)	-	(1)	14	15	29	28
Internal Credit	14	31	39	60	-	-	-	-	14	31	39	60
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	9	10	24	24	-	-	-	-	9	10	24	24
Serious or terminal diseases	50	49	87	89	-	-	(1)	-	50	49	86	89
Warranty extension - assets	31	72	72	142	-	-	-	-	31	72	72	142
Disability Savings Pension	74	63	144	120	(1)	(2)	(2)	(4)	73	61	142	116
PGBL	431	369	816	757	-	-	-	-	431	369	816	757
Credit Life	132	185	275	391	-	(3)	-	(6)	132	182	275	385
Income from Uncertain Events	41	41	73	74	-	-	-	-	41	41	73	74
Multiple risks	40	43	82	85	-	-	-	-	40	43	82	85
Health	39	36	77	71	-	-	-	-	39	36	77	71
Home Insurance in Market Policies – Other Coverage	20	17	39	32	-	-	-	-	20	17	39	32
Home Insurance in Market Policies – Credit Life	64	55	126	107	(4)	(5)	(8)	(12)	60	50	118	95
Traditional	29	33	57	66	-	-	-	-	29	33	57	66
Touristic	6	10	12	19	-	-	-	-	6	10	12	19
VGBL	4,754	3,590	8,642	7,231	-	-	-	-	4,754	3,590	8,642	7,231
Group life	346	387	655	755	(22)	(6)	(26)	(11)	324	381	629	744
Individual life	4	4	7	7	-	-	-	-	4	4	7	7
Other lines	40	41	80	69	(3)	-	(6)	(2)	37	41	74	67
Total	6,412	5,346	11,858	10,689	(38)	(18)	(57)	(37)	6,374	5,328	11,801	10,652

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c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

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II.I - Change in technical provisions

	06/30/2016				12/31/2015
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	4,755	32,688	91,862	129,305	5,872	28,228	75,678	109,778
(+) Additions arising from premiums / contribution	2,199	1,017	8,642	11,858	4,825	2,255	15,501	22,581
(-) Deferral of risk	(2,668)	(144)	-	(2,812)	(5,780)	(253)	-	(6,033)
(-) Payment of claims / benefits	(809)	(170)	(21)	(1,000)	(1,553)	(337)	(19)	(1,909)
(+) Reported claims	821	-	-	821	1,712	-	-	1,712
(-) Redemptions	(1)	(1,154)	(7,020)	(8,175)	(2)	(1,479)	(8,720)	(10,201)
(+/-) Net portability	-	257	250	507	-	886	504	1,390
(+) Adjustment of reserves and financial surplus	11	2,302	6,576	8,889	9	3,244	9,052	12,305
(+/-) Other (recognition / reversal)	(22)	342	1,955	2,275	(328)	144	(134)	(318)
Reserves for insurance and private pension	4,286	35,138	102,244	141,668	4,755	32,688	91,862	129,305

II.II - Technical provisions balances

	Insurance		Private pension		Total
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Unearned premiums	2,556	3,027	16	15	2,572	3,042
Mathematical reserve for benefits to be granted and benefits granted	23	24	135,639	122,914	135,662	122,938
Redemptions and Other Unsettled Amounts	12	23	213	166	225	189
Financial surplus	2	1	551	547	553	548
Unsettled claims (1)	769	783	18	18	787	801
IBNR	440	424	25	24	465	448
Administrative and Related Expenses	41	42	61	50	102	92
Other	443	431	859	816	1,302	1,247
Total (2)	4,286	4,755	137,382	124,550	141,668	129,305

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

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d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2016	901
Increase	475
Amortization	(754)
Balance at 06/30/2016	622
Balance to be amortized in up to 12 months	465
Balance to be amortized after 12 months	157

Balance at 01/01/2015	1,647
Increase	1,133
Amortization	(1,879)
Balance at 12/31/2015	901
Balance to be amortized in up to 12 months	644
Balance to be amortized after 12 months	257

The amounts of deferred selling expenses from reinsurance are stated in Note 301.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	99

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	787
(-) DPVAT operations	20
(-) IBNER (claims incurred but not sufficiently reported)	232
(-) Retrocession and other estimates	5
Liability claims presented in the development table (la + Ib)	530

(*) Provision for unsettled claims stated in Note 30c II.II of 06/30/2016, gross of reinsurance la - Administratives claims - gross of reinsurance

Occurrence date	06/30/2012	06/30/2013	06/30/2014	06/30/2015	06/30/2016	Total
At the end of reporting period	987	1,135	1,231	1,314	1,446
After 1 year	992	1,146	1,246	1,346
After 2 years	995	1,148	1,254
After 3 years	995	1,150
After 4 years	995
Current estimate	995	1,150	1,254	1,346	1,446
Accumulated payments through base date	994	1,146	1,246	1,317	1,239	5,942
Liabilities recognized in the balance sheet	1	4	8	29	207	249
Liabilities in relation to prior years						24
Total administratives claims included in balance sheet						273

lb - Judicial claims - gross of reinsurance

Occurrence date	06/30/2012	06/30/2013	06/30/2014	06/30/2015	06/30/2016	Total
At the end of reporting period	59	45	39	39	35
After 1 year	65	59	55	48
After 2 years	73	67	60
After 3 years	78	70
After 4 years	80
Current estimate	80	70	60	48	35
Accumulated payments through base date	52	51	41	31	22	197
Liabilities recognized in the balance sheet	28	19	19	17	13	96
Liabilities in relation to prior years						161
Total judicial claims included in balance sheet						257

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	100

II- Net of reinsurance

Reserve for unsettled claims (1)	787
(-) DPVAT operations	20
(-) IBNER	232
(-) Reinsurance (2)	41
(-) Retrocession and other estimates	5
Liability claims presented in the development table (IIa +IIb)	489

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2015.

(2) Reinsurance operations stated in Note 30I III of 12/31/2015.

IIa - Administratives claims - net of reinsurance

Occurrence date	06/30/2012	06/30/2013	06/30/2014	06/30/2015	06/30/2016	Total
At the end of reporting period	955	1,095	1,202	1,280	1,422
After 1 year	962	1,106	1,217	1,293
After 2 years	965	1,108	1,222
After 3 years	965	1,110
After 4 years	965
Current estimate	965	1,110	1,222	1,293	1,422
Accumulated payments through base date	964	1,106	1,214	1,276	1,219	5,779
Liabilities recognized in the balance sheet	1	4	8	17	203	233
Liabilities in relation to prior years						16
Total administratives claims included in balance sheet						249

IIb - Judicial claims - net of reinsurance

Occurrence date	06/30/2012	06/30/2013	06/30/2014	06/30/2015	06/30/2016	Total
At the end of reporting period	58	46	39	38	34
After 1 year	64	59	54	47
After 2 years	72	67	60
After 3 years	77	70
After 4 years	79
Current estimate	79	70	60	47	34
Accumulated payments through base date	52	51	42	30	22	197
Liabilities recognized in the balance sheet	27	19	18	17	12	93
Liabilities in relation to prior years						147
Total judicial claims included in balance sheet						240

In the breakdown of the table on change of claims, historic claims were excluded from major risk insurance operations, as informed in Note 3c.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

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f)	Liability adequacy test

As established in IFRS 4 – "Insurance contracts", an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency for periods ended 2015, 2014 and 2013.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries' experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Alvaro Vindas table is adopted to estimate benefit requests for disability

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

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The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders' Equity (1)
	06/30/2016			12/31/2015
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance
5% increase in mortality rates	17	(3)	(2)	8	(4)	(3)
5% decrease in mortality rates	(12)	2	2	(8)	3	3

0.1% increase in risk-free interest rates	46	2	2	38	7	7
0.1% decrease in risk-free interest rates	(47)	(2)	(2)	(39)	(7)	(7)

5% increase in conversion in income rates	(13)	-	-	(12)	-	-
5% decrease in conversion in income rates	19	-	-	12	-	-

5% increase in claims	-	(60)	(58)	-	(62)	(60)
5% decrease in claims	-	60	58	-	63	60

(1) Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

The extended warranty product, this is marketed by the retail company that sells to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

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There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	04/01 to 06/30/2016			04/01 to 06/30/2015			01/01 to 06/30/2016			01/01 to 06/30/2015
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	9	9	100.0	10	10	100.0	24	24	100.0	24	24	100.0
Extended warranty	31	31	100.0	72	72	100.0	72	72	100.0	142	142	100.0
Credit life	132	132	100.0	185	182	98.4	275	275	100.0	391	385	98.5

Individuals
Group accident insurance	205	203	99.0	224	223	99.6	402	399	99.2	441	440	99.8
Individual accident	69	63	91.3	70	70	100.0	120	109	90.8	120	120	100.0
Group life	346	324	93.6	387	381	98.4	655	629	96.0	755	744	98.5
Individual life	4	4	100.0	4	4	100.0	7	7	100.0	7	7	100.0

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING's insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization's expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves.
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance.
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations.
•	Liquidity risk in insurance operations is the possibility of the institution being unable to honor its obligations on a timely basis before policyholders and beneficiaries due to lack of liquidity of assets that make up their actuarial technical reserves.

j)	Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, the ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The management process of insurance, pension plan and capitalization risks is based on responsibilities established and distributed between the control and business areas, assuring independence among them and focusing on the specificities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING.

Also, as part of the risk management process, there is a governance structure where decisions may be escalated to panels, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

The purpose of ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

Considering actuarial assumptions, a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. Based on this mapping, Asset Liability Management models are used to find the best asset portfolio composition that enables the neutralize the risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolios of backing assets are periodically rebalanced based on the fluctuations in market prices of assets, the company's liquidity needs, and changes in characteristics of liabilities.

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k)	Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

			(R$ million)
	06/30/2016		12/31/2015
	Account		Account
Class	balance	DV01	balance	DV01

Government securities
NTN-C	5,379	(3.85)	4,821	(3.20)
NTN-B	2,401	(2.74)	2,055	(1.95)
LTN	-	-	-	-

DI Future	-	-	-	-

Private securities
Indexed to IPCA	337	(0.17)	209	(0.09)
Indexed to PRE	13	(0.00)	77	(0.00)

Shares	1	0.01	1	0.01

Floating assets	6,121	-	4,998	-

Under agreements to resell	5,232	-	4,977	-

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Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	06/30/2016			12/31/2015
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,554	21.0	13.7	3,025	15.8	13.8
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,246	19.8	17.9	1,243	15.7	16.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	447	94.9	26.5	434	104.6	22.7
Subtotal	Subtotal	4,247			4,702
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	61	101.9	82.6	50	102.7	85.7
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	17	-	14.2	17	-	12.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	21	-	14.1	20	-	12.3
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	26	10.9	14.2	28	9.8	10.5
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	225	-	14.2	190	-	12.3
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,625	101.9	82.7	1,540	102.7	85.8
Mathematical reserve for benefits to be granted - PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	129,505	166.1	33.2	117,073	160.6	23.9
Mathematical reserve for benefits to be granted - traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,529	212.4	83.6	4,321	208.1	79.4
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	859	212.4	71.3	816	208.1	79.4
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	553	212.1	71.2	548	207.8	79.2
Subtotal	Subtotal	137,421			124,603
Total technical reserves	Total backing assets	141,668			129,305

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2)DU = Duration in months

(3)Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	107

Credit Risk

I - Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING's insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 46.39% (66.67 at 12/31/2015) and Munich Re do Brasil with 52.72% (32.94% at 12/31/2015).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (50% at 12/31/2015) and General Reinsurance AG with 30% (50% at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	108

II - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	06/30/2016
	Interbank deposits and			Available-for-	Held-to-
	securities purchased under	Held-for-trading	Derivatives	sale financial	maturity
Internal rating (*)	agreements to resell	financial assets	assets	assets	financial assets	Total
Lower risk	10,599	116,360	101	3,388	4,565	135,013
Satisfactory	-	12		-	-	12
Higher Risk	-	15	-	-	-	15
Total	10,599	116,387	101	3,388	4,565	135,040
%	7.8	86.2	0.1	2.5	3.4	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2015
	Interbank deposits and			Available-for-	Held-to-
	securities purchased under	Held-for-trading	Derivatives	sale financial	maturity
Internal rating (*)	agreements to resell	financial assets	assets	assets	financial assets	Total
Lower risk	5,667	94,709	126	2,732	4,320	107,554
Satisfactory	-	16	-	-	-	16
Higher Risk	-	-	-	-	-	-
Total	5,667	94,725	126	2,732	4,320	107,570
%	5.3	88.1	0.1	2.5	4.0	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

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I)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015; they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance	18	262	103	610
Issued contracts	-	-	48	75
Recoverable claims	10	-	-	-
Prepayments / payments to reinsurer	(2)	12	(83)	(36)
Other increase / reversal	(2)	(256)	-	(546)
Closing balance	24	18	68	103

II – Balances of technical reserves with reinsurance assets

	06/30/2016	12/31/2015
Reinsurance claims	58	52
Reinsurance premiums	15	24
Reinsurance commission	-	-
Closing balance	73	76

Ill – Changes in balances of technical reserves for reinsurance claims

	06/30/2016	12/31/2015
Opening balance	52	2,456
Reported claims	40	32
Paid claims	(36)	(25)
Other increase / reversal	1	(2,412)
Monetary adjustment and interest of claims	1	1
Closing balance (*)	58	52

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 ell.

IV – Changes in balances of technical reserves for reinsurance premiums

	06/30/2016	12/31/2015
Opening balance	24	949
Receipts	49	61
Payments	(58)	(45)
Other increase / reversal	-	(941)
Closing balance	15	24

V – Changes in balances of technical reserves for reinsurance commission

	06/30/2016	12/31/2015
Opening balance	-	(37)
Receipts	3	4
Payments	(3)	(4)
Other increase / reversal	-	37
Closing balance	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	111

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

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Note 31 - Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	06/30/2016		12/31/2015
		Estimated		Estimated
	Carrying value	fair value	Carrying value	fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	90,550	90,550	85,100	85,100
Interbank deposits	25,362	25,371	30,525	30,525
Securities purchased under agreements to resell	246,932	246,932	254,404	254,404
Financial assets held for trading (*)	179,228	179,228	164,311	164,311
Financial assets designated at fair value through profit or loss (*)	750	750	642	642
Derivatives (*)	37,114	37,114	26,755	26,755
Available-for-sale financial assets (*)	85,501	85,501	86,045	86,045
Held-to-maturity financial assets	40,684	40,813	42,185	38,892
Loan operations and lease operations	468,787	473,617	447,404	446,787
Other financial assets	54,146	54,146	53,506	53,506
Financial liabilities
Deposits	309,032	309,065	292,610	292,775
Securities sold under repurchase agreements	339,687	339,687	336,643	336,643
Financial liabilities held for trading (*)	377	377	412	412
Derivatives (*)	34,516	34,516	31,071	31,071
Interbank market debt	138,293	137,762	156,886	156,174
Institutional market debt	96,524	95,249	93,918	95,461
Liabilities for capitalization plans	2,996	2,996	3,044	3,044
Other financial liabilities	67,426	67,426	68,715	68,715

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 82,536 (R$ 81,180 at 12/31/2015) with an estimated fair value of R$ 1,116 (R$ 1,143 at 12/31/2015).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans - The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt - ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading - Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	113

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower's specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	114

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	115

Distribution by level

The following table presents the breakdown of risk levels at 06/30/2016 and 12/31/2015 for financial assets held for trading and available-for-sale financial assets.

	06/30/2016				12/31/2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	140,942	37,631	655	179,228	123,948	40,303	60	164,311
Investment funds	36	1,368	-	1,404	19	1,032	-	1,051
Brazilian government securities	132,707	2,560	3	135,270	114,007	3,043	3	117,053
Brazilian external debt bonds	4,639	-	-	4,639	4,431	-	-	4,431
Government securities – other countries	878	1,323	-	2,201	933	216	-	1,149
Argentina	670	-	-	670	696	-	-	696
Chile	-	99	-	99	-	36	-	36
Colombia	-	1,128	-	1,128	-	72	-	72
United States	77	-	-	77	132	-	-	132
Mexico	2	-	-	2	3	-	-	3
Paraguay	-	51	-	51	-	68	-	68
Uruguay	-	45	-	45	-	40	-	40
Other	129	-	-	129	102	-	-	102
Corporate securities	2,682	32,380	652	35,714	4,558	36,012	57	40,627
Shares	1,853	-	-	1,853	2,161	-	-	2,161
Bank deposit certificates	15	968	-	983	19	2,564	-	2,583
Debentures	811	2,195	414	3,420	2,333	2,141	48	4,522
Eurobonds and others	3	349	237	589	45	940	6	991
Financial credit bills	-	28,820	-	28,820	-	30,367	-	30,367
Other	-	48	1	49	-	-	3	3
Available-for-sale financial assets	30,467	38,613	16,421	85,501	32,439	49,347	4,259	86,045
Investment funds	2	257	427	686	6	98	114	218
Brazilian government securities	11,814	664	230	12,708	10,793	791	212	11,796
Brazilian external debt bonds	15,485	-	-	15,485	17,312	-	-	17,312
Government securities – other countries	1,686	11,630	59	13,375	2,152	7,702	29	9,883
Chile	-	4,014	59	4,073	-	1,378	29	1,407
Korea	-	1,672	-	1,672	-	1,626	-	1,626
Denmark	-	1,386	-	1,386	-	2,548	-	2,548
Spain	-	753	-	753	-	1,060	-	1,060
United States	1,579	-	-	1,579	2,022	-	-	2,022
Netherlands	100	-	-	100	122	-	-	122
Paraguay	-	1,098	-	1,098	-	912	-	912
Uruguay	-	376	-	376	-	178	-	178
Other	7	-	-	7	8	-	-	8
Corporate securities	1,480	26,062	15,705	43,247	2,176	40,756	3,904	46,836
Shares	1,038	1	-	1,039	661	-	267	928
Rural Product Note	-	512	855	1,367	-	1,078	52	1,130
Bank deposit certificates	-	1,064	111	1,175	-	1,443	130	1,573
Securitized real estate loans	-	-	2,134	2,134	-	-	2,037	2,037
Debentures	374	9,797	10,376	20,547	410	21,581	844	22,835
Eurobonds and others	68	6,585	1,910	8,563	1,105	8,981	26	10,112
Financial credit bills	-	6,677	301	6,978	-	6,479	367	6,846
Promissory notes	-	1,083	-	1,083	-	937	54	991
Other	-	343	18	361	-	257	127	384
Financial assets designated at fair value through profit or loss	750	-	-	750	642	-	-	642
Brazilian government securities	750	-	-	750	506	-	-	506
Government securities – other countries	-	-	-	-	136	-	-	136
Financial liabilities held for trading	-	377	-	377	-	412	-	412
Structured notes	-	377	-	377	-	412	-	412

The following table presents the breakdown of risk levels at 06/30/2016 and 12/31/2015 for our derivative assets and liabilities.

	06/30/2016				12/31/2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	238	36,212	664	37,114	529	24,975	1,251	26,755
Futures	238		-	238	529	-	-	529
Swap – differential receivable	-	11,447	554	12,001	-	7,958	1,189	9,147
Options	-	6,316	100	6,416	-	5,550	33	5,583
Forwards (onshore)	-	6,635	-	6,635	-	3,166	-	3,166
Credit derivatives	-	244	-	244	-	614	-	614
Forwards (offshore)	-	6,710	-	6,710	-	3,430	-	3,430
Check of swap	-	122	-	122	-	355	-	355
Other derivatives	-	4,738	10	4,748	-	3,902	29	3,931
Derivatives - liabilities	-	(34,494)	(22)	(34,516)	-	(31,038)	(33)	(31,071)
Swap – differential payable	-	(13,896)	(7)	(13,903)	-	(16,310)	(21)	(16,331)
Options	-	(6,437)	(15)	(6,452)	-	(5,771)	(12)	(5,783)
Forwards (onshore)	-	(5,297)	-	(5,297)	-	(833)	-	(833)
Credit derivatives	-	(232)	-	(232)	-	(875)	-	(875)
Forwards (offshore)	-	(4,230)	-	(4,230)	-	(3,142)	-	(3,142)
Check of swap	-	(343)	-	(343)	-	(545)	-	(545)
Other derivatives	-	(4,059)	-	(4,059)	-	(3,562)	-	(3,562)

There were no significant transfer between Level 1 and Level 2 during the period from June 30, 2016 and December 31, 2015. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	116

Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 76,244 million in financial instruments classified as Level 2, at June 30, 2016, pricing service or brokers were used to evaluate securities at the fair value of R$ 31,879 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors –have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	117

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 06/30/2016	Total gains (losses) related to assets and liabilities still held at 06/30/2016
Financial assets held for trading	60	76	719	(204)	4	655	3
Brazilian government securities	3	-	2	(2)	-	3	-
Corporate securities	57	76	717	(202)	4	652	3
Debentures	48	(7)	551	(181)	3	414	1
Eurobonds and others	6	82	161	(13)	1	237	2
Other	3	1	5	(8)	-	1	-
Available-for-sale financial assets	4,259	(223)	19,208	(8,916)	2,093	16,421	(1,353)
Investment funds	114	313	-	-	-	427	-
Brazilian government securities	212	(207)	170	55	-	230	5
Government securities – abroad - Chile	29	1	173	(144)	-	59	-
Corporate securities	3,904	(330)	18,865	(8,827)	2,093	15,705	(1,358)
Shares	267	(46)	-	-	(221)	-	-
Rural Product Note	52	14	1,634	(1,199)	354	855	(110)
Bank deposit certificates	130	4	334	(357)	-	111	-
Securitized real estate loans	2,037	83	4,088	(4,074)	-	2,134	(70)
Debentures	844	(394)	10,563	(2,072)	1,435	10,376	(1,133)
Eurobonds and others	26	(15)	1,404	(30)	525	1,910	(44)
Financial credit bills	367	8	667	(741)	-	301	(1)
Promissory notes	54	-	-	(54)	-	-	-
Other	127	16	175	(300)	-	18	-

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 06/30/2016	Total gains (losses) related to assets and liabilities still held at 06/30/2016
Derivatives-assets	1,251	(616)	204	(175)	-	664	14
Swap – differential receivable	1,189	(623)	8	(20)	-	554	-
Options	33	22	196	(151)	-	100	10
Other derivatives	29	(15)	-	(4)	-	10	4
Derivatives - liabilities	(33)	18	(33)	26	-	(22)	14
Swap – differential payable	(21)	11	(5)	8	-	(7)	-
Options	(12)	7	(28)	18	-	(15)	14

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2015	Total gains (losses) related to assets and liabilities still held at 12/31/2015
Financial assets held for trading	790	33	102	(865)	-	60	-
Brazilian government securities	-	4	-	(1)	-	3	-
Corporate securities	790	29	102	(864)	-	57	-
Securitized real estate loans	1	-		(1)	-	-	-
Debentures	210	(13)	66	(215)	-	48	-
Promissory notes	577	54	-	(631)	-	-	-
Eurobonds and others	2	(6)	27	(17)	-	6	-
Other	-	(6)	9	-	-	3	-
Available-for-sale financial assets	5,404	(1,241)	4,453	(4,624)	267	4,259	(451)
Investment funds	-	(1,128)	1,242	-	-	114	-
Brazilian government securities	249	(116)	85	(6)	-	212	(22)
Government securities – abroad - Chile	13	(1)	101	(84)	-	29	-
Corporate securities	5,142	4	3,025	(4,534)	267	3,904	(429)
Shares	-	-	-	-	267	267	-
Rural Product Note	51	1	9	(9)	-	52	-
Bank deposit certificates	58	7	201	(136)	-	130	-
Securitized real estate loans	2,522	(142)	68	(411)	-	2,037	(207)
Debêntures	706	(12)	915	(765)	-	844	(222)
Eurobonds and others	53	(8)	94	(113)	-	26	2
Financial credit bills	270	48	49		-	367	(2)
Promissory notes	1,397	72	1,574	(2,989)	-	54	-
Other	85	38	115	(111)	-	127	-

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchasers	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2015	Total gains (losses) related to assets and liabilities still held at 12/31/2015
Derivatives-Assets	121	369	316	(219)	664	1,251	31
Swaps - differential receivable	33	318	192	(18)	664	1,189	-
Options	16	(29)	124	(78)	-	33	(10)
Other derivatives	72	80	-	(123)	-	29	41
Derivatives - Liabilities	(44)	(40)	(95)	148	(2)	(33)	-
Swaps - differential payable	(38)	(38)	(11)	68	(2)	(21)	-
Options	(6)	(2)	(84)	80	-	(12)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	118

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		06/30/2016
		Impact
			Stockholders'
Risk factor groups	Scenarios	Result	equity

	I	(3.2)	(9.2)
Interest rates	II	(80.1)	(224.9)
	III	(160.2)	(441.0)
Currency, commodities, and ratios	I	(21.4)	-
	II	(42.7)	-
Nonlinear	I	(23.0)	-
	II	(39.3)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	119

Note 32 – Provisions, contingencies and other commitments

Provision	06/30/2016	12/31/2015
Civil	5,172	5,227
Labor	6,515	6,132
Tax and social security	7,862	7,500
Other	253	135
Total	19,802	18,994
Current	4,305	3,848
Non-current	15,497	15,146

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued based on statistical models that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court). These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodic basis, from the calculation of the claimed amount which, in turn, is estimated based on the de jure or de facto characteristics related to that lawsuit. The amounts considered as representing probable losses are recorded as provisions.

In general, contingencies arise from revisions of contracts and compensation for damages and pain and suffering. ITAÚ UNIBANCO HOLDING is also a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSPs) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time when these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest based on the inflation rates applied to the deposit accounts based on the MSPs.

ITAÚ UNIBANCO HOLDING is defendant in numerous standardized lawsuits filed by individuals in respect of the MSP, and records provisions for such claims upon service of a process for a claim. In addition, ITAÚ UNIBANCO HOLDING is defendant in class actions, similar to the lawsuits brought by individuals, filed by either: (i) consumer protection associations, or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. ITAÚ UNIBANCO HOLDING records provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has determined that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right No. 165 - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the rulings on all appeals involving this matter until it pronounces a final decision. However, there is no estimate when the judgment by STF will occur, since, due to the disqualification of certain ministers, there is no sufficient quorum at this time to resolve on the issue.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	120

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, on filings that carry no specific claim to such interest; (ii) the initial date of default interest, for class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on savings accounts and the inflation rate for the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on savings accounts and the inflation rate of the same period. In relevant sentences in 2015, the STJ decided that: (i) the inclusion of interest in the calculation of execution is not applicable if there is no express sentence for this; and (ii) there shall be no payment of interest to holders of savings accounts after the proven closing date of those accounts. The thesis that understated inflation of plans subsequent to those challenged in the lawsuit can be included as full monetary correction of the debt, even with no express claim by the holder of savings account, has been reaffirmed. Additionally, STJ reaffirmed that the term for filling collection lawsuits expired within five years counted from the implementation date of the monetary stabilization plan (MSP). Accordingly, various collective lawsuits continue being extinguished by the Judiciary Branch as a result of this decision.

No amount is recorded as a provision in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 2,840 (R$ 2,460 at 12/31/2015), these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

-	Labor claims

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected loss amount is determined and accrued monthly based on the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowances, pension plan supplements and other matters are claimed.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 478 (R$ 829 12/31/2015).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

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The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 06/30/2016
	Civil	Labor	Other	Total
Opening balance	5,227	6,132	135	11,494
Balance arising from Corpbanca acquisition	2	5	133	140
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(236)	(1,089)	-	(1,325)
Subtotal	4,993	5,048	268	10,309
Interest (Note 26)	175	311	-	486
Changes in the period reflected in results (Note 26)	559	1,103	(15)	1,647
Increase (*)	880	1,196	(14)	2,062
Reversal	(321)	(93)	(1)	(415)
Payment	(805)	(1,003)	-	(1,808)
Subtotal	4,922	5,459	253	10,634
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	250	1,056	-	1,306
Closing balance	5,172	6,515	253	11,940
Escrow deposits at 06/30/2016 (Note 20a)	1,653	2,294	-	3,947

(*) Civil provisions include the provision for economic plans amounting to R$ 102.

	01/01 to 06/30/2015
	Civil	Labor	Other	Total
Opening balance	4,643	5,598	159	10,400
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(132)	(1,029)	-	(1,161)
Subtotal	4,511	4,569	159	9,239
Interest (Note 26)	197	285	-	482
Changes in the period reflected in results (Note 26)	862	669	8	1,539
Increase (*)	1,121	749	9	1,879
Reversal	(259)	(80)	(1)	(340)
Payment	(678)	(811)	-	(1,489)
Subtotal	4,892	4,712	167	9,771
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	138	1,105	-	1,243
Closing balance	5,030	5,817	167	11,014
Escrow deposits at 06/30/2015 (Note 20a)	2,039	2,498	-	4,537

(*) Civil provisions include the provision for economic plans amounting to R$ 138.

-	Tax and social security lawsuits

Itaú Unibanco Holding S.A. and its subsidiaries classify as legal liability the lawsuits filed to discuss the legality and/or unconstitutionality of the legislation in force, to be included in a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

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The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to
Provision	06/30/2016	06/30/2015
Opening balance	7,500	6,627
(-) Contingencies guaranteed by indemnity clause	(64)	(61)
Subtotal	7,436	6,566
Interest (*)	357	273
Changes in the period reflected in results	71	43
Increase (*)	142	96
Reversal (*)	(71)	(53)
Payment	(69)	(132)
Subtotal	7,795	6,750
(+) Contingencies guaranteed by indemnity clause	67	62
Closing balance	7,862	6,812

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

	01/01 to	01/01 to
Escrow deposits	06/30/2016	06/30/2015
Opening balance	4,339	4,736
Appropriation of interest	188	82
Changes in the period	106	171
Deposits made	164	301
Withdrawals	(33)	(38)
Deposits released	(25)	(92)
Closing balance (Note 20a)	4,633	4,989
Closing balance after reclassification	4,633	4,989

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	123

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,153: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,137;

•	INSS – Prevention Accident Factor (FAP) – R$ 956: it challenges the legality of FAP and inconsistent procedures applied by the INSS upon its calculation. The corresponding escrow deposit balance totals R$ 105;

•	PIS and COFINS – Calculation basis – R$ 631: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 545;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 582: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 222.

Off-balance sheet contingencies – The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 16,983, are described below:

•	INSS – Non-compensatory amounts – R$ 4,600: we defend the non-taxation of these amounts, mainly profit sharing, stock options plan, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 2,996: the deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 637 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,424: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL - Interest on capital - R$ 1,353: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate applied to stockholders’ equity for the year and prior years;

•	ISS – Banking Institutions – R$ 955: these are banking operations, the revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed in a Supplementary Law.

•	IRPJ and CSLL – Disallowance of Losses – R$ 541: Discussion on the amount of tax loss (IRPJ) and/or social contribution loss carryforwards, which may reduce the calculation basis of said taxes.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,147 (R$ 1,093 at 12/31/2015) (Note 20a), basically represented by the guarantee received for the Banco Banerj S.A. privatization process which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	06/30/2016	06/30/2015
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	948	801
Escrow deposits (Note 20a)	4,438	4,287

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Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil, and they are held by the respective court until a decision is made. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty to the lawsuit. In the case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full deposited and updated amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, which is the reason why no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

e) Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to PPI – Installment Payment Incentive Programs substantially related to the local level, established by Laws: (Law No. 5.854, of April 27, 2015) Rio de Janeiro; (Law No. 8.927, o October 22, 2015 and Decree No. 26.624 of October 26, 2015) Salvador; (Law No. 18.181, of November 30, 2015 and Decree No. 29.275 of November 30, 2015) Recife; (Supplementary Law No. 95, of October 19, 2015) Curitiba. The programs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the programs in result was R$ 12, and it is recorded in Other Operating Income, Income Tax and Social Contribution.

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Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil (BACEN) which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. BACEN also determines minimum capital requirements, procedures for verification of information for assessment of the global systemic importance of financial institutions(*), limits for fixed assets, limits for loans, accounting practices and requirements of compulsory deposits, requiring banks to comply with the regulation based on the Basel Accord on capital adequacy. Additionally, the National Council of Private Insurance (CNSP) and SUSEP issue regulations on capital requirement, which affect our insurance, pension plan and capitalization operations.

BACEN, in line with the Basel Accord, requires banks to present minimum capitalization rates equivalent to the ratio between Regulatory Capital (PR) and risk-weighted assets (RWA) of at least 9.875%, gradually decreasing to 8.0% on January 1, 2019. On the other hand, BACEN also requires the compliance with an Additional Principal Capital (ACP), which corresponds to the sum of ACPConservation, ACPCountercyclical and ACPSystemic portions, which together with the minimum capitalization rates, increased capital requirements over time. Currently, the value determined for ACPConservation corresponds to 0.625%, whereas the ACPCountercyclical and ACPSystemic are established at 0%.

The PR used to check the compliance with operating limits imposed by BACEN is composed of three levels, where:

•	Principal Capital: sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

•	Supplementary Capital: composed of instruments of perpetual nature that meet eligibility requirements. Added to Principal Capital, compose Tier I.

•	Tier II: composed of subordinated debt instruments with defined maturity that meet eligibility requirements. Added to Principal Capital and Supplementary Capital, compose Total Capital.

Management manages capital with the intention to meet the minimum capital by the BACEN. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The table below summarizes the breakdown of Regulatory Capital, Minimum Required Regulatory Capital, and Basel ratio, calculated in compliance with BACEN’s rules, based on Prudential Consolidated, which includes financial institutions, consortium administrators, payment institutions, companies that acquire operations with credit risk or assume, either directly or indirectly, credit risk, and investment funds in which ITAÚ UNIBANCO HOLDING substantially retains risks and benefits.

For further information on capital requirements, that is not part of the financial statements, please see to the company’s website www.itau.com.br/investor-relations, Corporate Governance section/ Risk and Capital Management – Pillar 3.

* For details on the indicators of the Global Systemic Importance Index, that is not part of the financial statements, see to our website www.itau.com.br/relacoes-com-investidores, at "Governanga Corporativa", "Anexo I JAISG".

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06/30/2016
Consolidated
Prudential (*)
Regulatory Capital
Tier I	112,149
Common Equity Tier I	111,464
Additional Tier I Capital	685
Tier II	23,686
Total	135,835
Requirement for coverage of risk-weighted assets
Credit	690,963
Market	17,709
Operational	43,448
Risk-weighted assets	752,120
Minimum Required Regulatory Capital	74,272
Excess capital in relation to Minimum Required Regulatory Capital	61,563
Capital to risk-weighted assets ratio - %	18.1%

(*) Consolidated financial statements including financial companies and the like: As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation.

Considering our current capital base at June 30, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 14.1%, considering the use of tax credit.

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The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of June, 2016, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

	Principal amount
Name of security/ currency	(original currency)	Issue	Maturity	Return p.a.	06/30/2016
Subordinated CDB - BRL
	466	2006	2016	100% of CDI + 0.7% (*)	1,323
	367	2010	2017	IPCA + 7.21% to 7.33%	878
	833			Total	2,201
Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	384
	1,874			112% to 112.5% of CDI	1,973
	30			IPCA + 7%	64
	206	2010	2017	IPCA + 6.95% to 7.2%	339
	3,224	2011	2017	108% to 112% of CDI	3,530
	3,650			IPCA + 6.15% to 7.8%	3,797
	352			IGPM + 6.55% to 7.6%	613
	138			100% of CDI + 1.29% to 1.52%	262
	500	2012	2017	100% of CDI + 1.12%	507
	42	2011	2018	IGPM + 7%	61
	30			IPCA + 7.53% to 7.7%	46
	6,373	2012	2018	IPCA + 4.4% to 6.58%	7,134
	461			100% of CDI + 1.01% to 1.32%	723
	3,782			108% to 113% of CDI	3,903
	112			9.95% to 11.95%	166
	2	2011	2019	109% to 109.7% of CDI	3
	1	2012	2019	11.96%	2
	12			IPCA + 4.7% to 6.3%	20
	101			110% of CDI	156
	1	2012	2020	IPCA + 6% to 6.17%	2
	20			111% of CDI	35
	6	2011	2021	109.25% to 110.5% of CDI	10
	2,307	2012	2022	IPCA + 5.15% to 5.83%	3,716
	20			IGPM + 4.63%	27
	23,609			Total	27,473
Subordinated euronotes - USD
	990	2010	2020	6.20%	3,213
	1,000	2010	2021	5.75%	3,300
	730	2011	2021	5.75% to 6.20%	2,361
	550	2012	2021	6.20%	1,765
	2,600	2012	2022	5.50% to 5.65%	8,444
	1,851	2012	2023	5.13%	5,984
	7,721			Total	25,067
Total					54,741

(*) Subordinated CDBs may be redeemed from November 2011.

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Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

As from the first quarter of 2015, the way of presenting the segments was changed in order to adjust it to the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. The Retail Banking now covers the former segments Commercial Banking, – Retail and Consumer Credit – Retail, with the transfer of operations from Private Banking and Latam to the Wholesale Banking and these are the main changes of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú BMG Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier I allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Economic Allocated Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	129

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Brazilian Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	130

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders' Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

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ITAÚ UNIBANCO HOLDING S.A.

From April 1 to June 30, 2016

(In millions of Reais, except per share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	IFRS consolidated
Banking product	17,402	7,236	1,840	26,478	5,194	31,672
Net interest (1)	9,776	4,989	1,823	16,588	5,217	21,805
Revenue from services	5,653	2,151	12	7,816	231	8,047
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,973	96	5	2,074	(628)	1,446
Other revenues	-	-	-	-	374	374
Losses on loans and claims	(3,895)	(1,807)	(15)	(5,717)	1,130	(4,587)
Expenses for allowance for loan and lease losses	(4,380)	(1,942)	(15)	(6,337)	1,130	(5,207)
Recovery of credits written off as loss	824	148	-	972	1	973
Expenses for claims / recovery of claims under reinsurance	(339)	(13)	-	(352)	(1)	(353)
Banking product net of losses on loans and claims	13,507	5,429	1,825	20,761	6,324	27,085
Other operating income (expenses)	(9,132)	(3,471)	(489)	(13,092)	(1,704)	(14,796)
Non-interest expenses (2)	(8,055)	(3,103)	(418)	(11,576)	(1,097)	(12,673)
Tax expenses for ISS, PIS and COFINS and other	(1,077)	(368)	(71)	(1,516)	(740)	(2,256)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	133	133
Net income before income tax and social contribution	4,375	1,958	1,336	7,669	4,620	12,289
Income tax and social contribution	(1,540)	(338)	(22)	(1,899)	(4,068)	(5,967)
Non-controlling interest in subsidiaries	(63)	(126)	(6)	(195)	(128)	(323)
Net income	2,772	1,494	1,308	5,575	424	5,999

(1) Includes interest and similar income and expenses of R$ 16,500, dividend income of R$ 106, net gains (loss) on investment securities and derivatives of R$ 3,173, and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,026.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 462, amortization expenses of R$ 319 and insurance acquisition expenses of R$ 203.

Total assets (1) - 06/30/2016	879,245	583,116	113,118	1,395,856	(79,514)	1,316,342
Total liabilities - 06/30/2016	845,904	521,845	83,841	1,271,969	(86,747)	1,185,222

(1) Includes:
Investments in associates and joint ventures	1,271	-	2,957	4,228	695	4,923
Goodwill	1,479	6,751	-	8,230	1,154	9,384
Fixed assets, net	5,841	949	-	6,790	1,396	8,186
Intangible assets, net	5,899	1,521	-	7,420	144	7,564

The Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	132

ITAÚ UNIBANCO HOLDING S.A.

From April 1 to June 30, 2015

(In millions of Reais, except per share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	IFRS consolidated
Banking product	17,711	6,008	1,620	25,339	1,563	26,902
Net interest (1)	10,544	4,116	1,575	16,235	1,703	17,938
Revenue from services	5,107	1,786	13	6,906	218	7,124
Income related to insurance, private pension and capitalization operations before claim and selling expenses	2,060	106	32	2,198	(573)	1,625
Other revenues	-	-	-	-	215	215
Losses on loans and claims	(3,099)	(1,658)	(15)	(4,772)	(227)	(4,999)
Expenses for allowance for loan and lease losses	(3,732)	(1,773)	(15)	(5,520)	(229)	(5,749)
Recovery of credits written off as loss	1,005	128	-	1,133	2	1,135
Expenses for claims / recovery of claims under reinsurance	(372)	(13)	-	(385)	-	(385)
Banking product net of losses on loans and claims	14,612	4,350	1,605	20,567	1,336	21,903
Other operating income (expenses)	(8,640)	(2,608)	(444)	(11,692)	(1,061)	(12,753)
Non-interest expenses (2)	(7,576)	(2,315)	(356)	(10,247)	(979)	(11,226)
Tax expenses for ISS, PIS and COFINS and Other	(1,064)	(293)	(88)	(1,445)	(241)	(1,686)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	159	159
Net income before income tax and social contribution	5,972	1,742	1,161	8,875	275	9,150
Income tax and social contribution	(2,079)	(471)	(111)	(2,661)	(555)	(3,216)
Non-controlling interest in subsidiaries	(78)	-	(2)	(80)	(9)	(89)
Net income	3,815	1,271	1,048	6,134	(289)	5,845

(1) Includes interest and similar income and expenses of R$ 14,795, dividend income of R$ 13, net gains (loss) on investment securities and derivatives of R$ (336), and results from foreign exchange operations and exchange variation of transactions abroad of R$ 3,466.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 431, amortization expenses of R$ 225 and insurance acquisition expenses of R$ 288.

Total assets (1) - 12/31/2015	873,202	547,236	127,716	1,359,172	(82,757)	1,276,415
Total liabilities - 12/31/2015	840,033	502,887	97,017	1,250,955	(88,599)	1,162,356

(1) Includes:
Investments in associates and joint ventures	1,064	-	2,436	3,500	899	4,399
Goodwill	232	-	-	232	1,825	2,057
Fixed assets, net	5,781	1,274	-	7,055	1,486	8,541
Intangible assets, net	6,606	857	-	7,463	(1,168)	6,295

The Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	133

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to June 30, 2016

(In millions of Reais, except for share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	34,476	14,059	3,811	52,346	9,134	61,480
Interest margin (1)	19,423	9,937	3,786	33,146	9,211	42,357
Banking service fees	11,075	3,895	15	14,985	502	15,487
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	3,978	227	10	4,215	(1,205)	3,010
Other income	-	-	-	-	626	626
Losses on loans and claims	(7,907)	(4,682)	75	(12,514)	2,071	(10,443)
Expenses for allowance for loan and lease losses	(8,793)	(4,851)	75	(13,569)	2,069	(11,500)
Recovery of loans written off as loss	1,604	197	-	1,801	3	1,804
Expenses for claims / recovery of claims under reinsurance	(718)	(28)	-	(746)	(1)	(747)
Operating margin	26,569	9,377	3,886	39,832	11,205	51,037
Other operating income (expenses)	(17,785)	(6,234)	(1,001)	(25,018)	(3,055)	(28,073)
Non-interest expenses (2)	(15,643)	(5,562)	(783)	(21,987)	(2,073)	(24,060)
Tax expenses for ISS, PIS and COFINS and Other	(2,142)	(672)	(218)	(3,031)	(1,241)	(4,272)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	259	259
Net income before income tax and social contribution	8,784	3,143	2,885	14,814	8,150	22,964
Income tax and social contribution	(3,119)	(481)	(144)	(3,745)	(7,199)	(10,944)
Non-controlling interest in subsidiaries	(120)	(126)	(12)	(259)	(51)	(310)
Net income	5,545	2,536	2,729	10,810	900	11,710

(1) Includes net interest and similar income and expenses of R$ 32,521 dividend income of R$ 116, net gain (loss) on investment securities and derivatives of R$ 6,185 and results from foreign exchange results and exchange variation of transactions abroad of R$ 3,535.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 889, amortization expenses of R$ 562 and insurance acquisition expenses of R$ 413.

Total assets (1) - 06/30/2016	879,245	583,116	113,118	1,395,856	(79,514)	1,316,342
Total liabilities - 06/30/2016	845,904	521,845	83,841	1,271,969	(86,747)	1,185,222

(1) Includes:
Investments in associates and joint ventures	1,271	-	2,957	4,228	695	4,923
Goodwill	1,479	6,751	-	8,230	1,154	9,384
Fixed assets, net	5,841	949	-	6,790	1,396	8,186
Intangible assets, net	5,899	1,521	-	7,420	144	7,564

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	134

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to June 30, 2015

(In millions of Reais except per share information)

			Actitivities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	34,908	11,806	3,571	50,285	(3,305)	46,980
Interest margin (1)	20,642	8,071	3,485	32,198	(3,258)	28,940
Banking service fees	10,213	3,522	38	13,773	461	14,234
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	4,053	213	48	4,314	(1,063)	3,251
Other income	-	-	-	-	555	555
Losses on loans and claims	(5,977)	(3,642)	24	(9,595)	(454)	(10,049)
Expenses for allowance for loan and lease losses	(7,235)	(3,824)	24	(11,035)	(460)	(11,495)
Recovery of loans written off as loss	1,989	204	-	2,193	6	2,199
Expenses for claims / recovery of claims under reinsurance	(731)	(22)	-	(753)	-	(753)
Operating margin	28,931	8,164	3,595	40,690	(3,759)	36,931
Other operating income (expenses)	(17,105)	(5,257)	(933)	(23,295)	(1,613)	(24,908)
Non-interest expenses (2)	(15,011)	(4,691)	(693)	(20,395)	(1,831)	(22,226)
Tax expenses for ISS, PIS and COFINS and Other	(2,094)	(566)	(240)	(2,900)	(72)	(2,972)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	290	290
Net income before income tax and social contribution	11,826	2,907	2,662	17,395	(5,372)	12,023
Income tax and social contribution	(4,130)	(727)	(411)	(5,268)	4,962	(306)
Non-controlling interest in subsidiaries	(182)	-	(3)	(185)	(14)	(199)
Net income	7,514	2,180	2,248	11,942	(424)	11,518

(1) Includes net interest and similar income and expenses of R$ 33,969, dividend income of R$ 15, net gain (loss) on investment securities and derivatives of R$ 1,329 and foreign exchange results and exchange variation on transactions of abroad R$ (6,373).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 830, amortization expenses of R$ 436, and insurance acquisition expenses of R$ 569.

Total assets (1) - 12/31/2015	873,202	547,236	127,716	1,359,172	(82,757)	1,276,415
Total liabilities - 12/31/2015	840,033	502,887	97,017	1,250,955	(88,599)	1,162,356

(1) Includes:
Investments in associates and joint ventures	1,064	-	2,436	3,500	899	4,399
Goodwill	232	-	-	232	1,825	2,057
Fixed assets, net	5,781	1,274	-	7,055	1,486	8,541
Intangible assets, net	6,606	857	-	7,463	(1,168)	6,295

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	135

Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 06/30/2016			01/01 to 06/30/2015
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	77,791	9,959	87,750	57,835	6,097	63,932
Income related to insurance, private pension and capitalization operations before claim and selling expenses	2,943	67	3,010	3,206	45	3,251
Banking service fees	14,067	1,420	15,487	13,120	1,114	14,234
Non-current assets (3)	7,706	8,044	15,750	13,841	995	14,836

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

(3) The amounts for comparative purposes refer to the 12/31/2015.

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	136

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
	Assets / (liabilities)			Revenue / (expenses)
			04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Interbank deposits	-	-	-	1	-	-
Itaú Unibanco S.A.	-	-	-	1	-	-

Deposits	-	-	-	(8)	-	-
Duratex S.A.	-	-	-	(3)	-	-
Itaúsa Empreendimentos S.A.	-	-	-	(3)	-	-
Other	-	-	-	(2)	-	-
Securities sold under repurchase agreements	(132)	(250)	(7)	-	(12)	(14)
Duratex S.A.	(18)	(41)	(1)	-	(2)	(6)
Elekeiroz S.A.	(8)	(8)	(1)	-	(1)	-
ltautec S.A.	(10)	(110)	(1)	-	(3)	-
Itaúsa Empreendimentos S.A.	(68)	(64)	(4)	-	(4)	(6)
Olimpia Promoção e Serviços S.A.	(13)	-	(1)	-	(1)	-
Other	(15)	(26)	1	-	(1)	(2)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)	(125)	(116)	9	(25)	14	6
Itaú Unibanco S.A.	-	-	-	(7)	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	1	-	1
Itaúsa Empreendimentos S.A.	-	-	1	-	1	(3)
Olimpia Promoção e Serviços S.A.	(2)	-	(7)	-	(13)	(14)
Fundação Itaú Unibanco - Previdência Complementar	(123)	(114)	11	(6)	21	18
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	3	2	3	3
Other	-	(2)	1	(15)	2	1
Rental revenues (expenses)	-	-	(15)	(14)	(29)	(27)
Itaúsa Investimentos Itaú S.A.	-	-	(1)	(1)	(1)	(1)
Fundação Itaú Unibanco - Previdência Complementar	-	-	(11)	(10)	(22)	(20)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	(3)	(3)	(6)	(6)
Donation expenses	-	-	(28)	(20)	(50)	(47)
Associação Itaú Viver Mais	-	-	-	(1)	-	(1)
Instituto Itaú Cultural	-	-	(23)	(19)	(45)	(46)
Other	-	-	(5)	-	(5)	-

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	04/01 a	04/01 a	01/01 a	01/01 a
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Compensation	100	77	173	233
Board of directors	9	4	20	12
Executives	91	73	153	221
Profit sharing	59	72	99	107
Board of directors	-	-	1	0
Executives	59	72	98	107
Contributions to pension plans - executives	2	2	6	5
Stock option plan – executives	51	51	147	105
Total	212	202	425	450

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	137

Note 36 – Management of financial risks

Credit risk

1.	Credit risk measurement

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower's, the issuer's, the counterparty's risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING's is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution's risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; among others, and external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others. The assessment process of policies and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures, to prevent that defined limits are breached.

The process for analyzing the policy and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, in order make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Cal to D	CC+ to D	CC+ to D
Impairment	Corporate operations with a PD higher than 31.84% Operations past due for over 90 days Renegotiated operations past due for over 60 days	Cal to D	CC+ to D	CC+ to D

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of ITAÚ UNIBANCO HOLDING's relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Decisions are made based on these models, which are continuously monitored by an independent framework. Exceptionally, there can be an individual analysis of specific cases, in which credit approval is submitted to proper levels.

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	138

2.	Credit risk management

The centralized control over credit risk is carried out by the independent executive area responsible for controlling risks and segregated from the business units, as required by regulation in force.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For management purposes, for collaterals to be considered instruments that mitigate credit risk, they must comply with the requirements and standards of the rules that regulate them domestic or not, and be legally valid (effective), enforceable and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	06/30/2016			12/31/2015
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	5,582	19,780	25,362	7,502	23,023	30,525
Securities purchased under agreements to resell	246,391	541	246,932	252,295	2,109	254,404
Financial assets held for trading	171,020	8,208	179,228	157,206	7,105	164,311
Financial assets designated at fair value through profit or loss	-	750	750	-	642	642
Derivatives	19,730	17,384	37,114	15,858	10,897	26,755
Available-for-sale financial assets	50,197	35,304	85,501	52,221	33,824	86,045
Held-to-maturity financial assets	27,724	12,960	40,684	27,378	14,807	42,185
Loan operations and lease operations	305,085	163,702	468,787	326,241	121,163	447,404
Other financial assets	44,720	9,426	54,146	47,665	5,841	53,506
Off balance sheet	269,808	41,143	310,951	272,274	30,246	302,520
Endorsements and sureties	65,762	9,282	75,044	68,897	5,347	74,244
Letters of credit to be released	7,492	-	7,492	6,936	-	6,936
Commitments to be released	196,554	31,861	228,415	196,441	24,899	221,340
Mortgage loans	5,072	-	5,072	6,812	-	6,812
Overdraft accounts	82,234	-	82,234	81,151	-	81,151
Credit cards	104,774	1,107	105,881	102,721	1,211	103,932
Other pre-approved limits	4,474	30,754	35,228	5,757	23,688	29,445
Total	1,140,257	309,198	1,449,455	1,158,640	249,657	1,408,297

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	139

The table above presents the maximum exposure at June 30, 2016 and December 31, 2015, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	88.0% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 4.1% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	6.1% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1 Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	06/30/2016%		12/31/2015%
Public sector	3,046	0.6	3,182	0.7
Industry and commerce	114,492	23.0	125,386	26.5
Services	123,727	24.8	104,226	22.0
Natural resources	23,707	4.8	25,306	5.3
Other sectors	3,527	0.7	2,526	0.5
Individuals	230,029	46.1	213,622	45.0
Total	498,528	100.0	474,248	100.0

b)	Other financial assets (*)

	06/30/2016%		12/31/2015%
Natural resources	3,145	0.5	4,313	0.7
Public sector	217,691	35.4	197,871	32.7
Industry and commerce	12,128	2.0	11,856	2.0
Services	13,891	2.3	89,932	14.9
Other sectors	96,117	15.6	15,420	2.5
Individuals	305	0.0	546	0.1
Financial	272,294	44.2	284,929	47.1
Total	615,571	100.0	604,867	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

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6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	06/30/2016				12/31/2015
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans
Lower risk	365,724	4,769	-	370,493	340,368	3,838	-	344,206
Satisfactory	68,019	7,810	-	75,829	76,940	6,489	-	83,429
Higher risk	13,992	7,626	-	21,618	12,609	6,847	-	19,456
Impairment	-	-	30,588	30,588	-	-	27,157	27,157
Total	447,735	20,205	30,588	498,528	429,917	17,174	27,157	474,248
%	89.8%	4.1%	6.1%	100.0%	90.7%	3.6%	5.7%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	06/30/2016					12/31/2015
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	118,429	40,221	12,286	11,418	182,354	102,479	60,132	13,030	11,579	187,220
Credit cards	37,789	10,775	2,098	3,793	54,455	40,297	11,887	2,286	4,072	58,542
Personal	7,041	7,240	8,743	5,201	28,225	6,234	8,014	9,099	5,049	28,396
Payroll loans	27,814	16,633	717	1,322	46,486	9,582	33,766	844	1,242	45,434
Vehicles	12,317	3,090	653	707	16,767	14,149	4,292	737	880	20,058
Mortgage loans	33,468	2,483	75	395	36,421	32,217	2,173	64	336	34,790

Corporate	102,670	8,786	15	13,736	125,207	133,779	6,915	206	11,627	152,527

Small and medium businesses	39,595	11,087	5,247	3,773	59,702	45,202	12,567	4,993	3,276	66,038

Foreign loans - Latin America	109,799	15,735	4,070	1,661	131,265	62,746	3,815	1,227	675	68,463
Total	370,493	75,829	21,618	30,588	498,528	344,206	83,429	19,456	27,157	474,248
%	74.4%	15.2%	4.3%	6.1%	100.0%	72.6%	17.6%	4.1%	5.7%	100.0%

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The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	06/30/2016				12/31/2015
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	102,411	8,364	14	110,789	133,251	6,721	114	140,086

II- Collectively-evaluated

Individuals	116,687	35,624	7,475	159,786	100,819	55,625	8,269	164,713
Credit card	37,422	9,779	1,143	48,344	39,945	11,086	1,492	52,523
Personal	6,948	6,728	5,691	19,367	6,166	7,527	6,030	19,723
Payroll loans	27,534	16,174	539	44,247	9,501	33,116	642	43,259
Vehicles	11,802	1,945	71	13,818	13,584	2,918	84	16,586
Mortgage loans	32,981	998	31	34,010	31,623	978	21	32,622
Small and medium businesses	39,076	9,839	3,577	52,492	44,582	11,181	3,456	59,219

Foreign loans and Latin America	107,550	14,192	2,926	124,668	61,716	3,413	770	65,899

Total	365,724	68,019	13,992	447,735	340,368	76,940	12,609	429,917

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	06/30/2016				12/31/2015
	Overdue by	Overdue from	Overdue from		Overdue by	Overdue from	Overdue from
	up to 30 days	31 to 60 days	61 to 90 days	Total	up to 30 days	31 to 60 days	61 to 90 days	Total
Individuals	6,412	3,102	1,635	11,149	6,306	2,973	1,650	10,929
Credit card	1,275	481	562	2,318	978	417	551	1,946
Personal	2,035	1,175	447	3,657	1,992	1,127	505	3,624
Payroll loans	520	220	176	916	532	248	153	933
Vehicles	1,455	566	221	2,242	1,706	642	245	2,593
Mortgage loans	1,127	660	229	2,016	1,098	539	196	1,833

Corporate	536	61	86	683	571	168	73	812

Small and medium businesses	1,970	957	509	3,436	2,128	987	429	3,544

Foreign loans - Latin America	3,789	742	406	4,937	1,506	274	109	1,889
Total	12,707	4,862	2,636	20,205	10,511	4,402	2,261	17,174

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6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

06/30/2016
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	272,294	179,159	750	36,826	82,343	38,807	610,179
Satisfactory	-	53	-	98	1,929	277	2,357
Higher risk	-	16	-	190	245	332	783
Impairment	-	-	-	-	984	1,268	2,252
Total	272,294	179,228	750	37,114	85,501	40,684	615,571
%	44.2	29.2	0.1	6.0	13.9	6.6	100.0

12/31/2015
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	284,929	164,283	642	26,251	84,284	41,843	602,232
Satisfactory	-	26	-	130	889	342	1,387
Higher Risk	-	2	-	374	308	-	684
Impairment	-	-	-	-	564	-	564
Total	284,929	164,311	642	26,755	86,045	42,185	604,867
%	47.1	27.2	0.1	4.4	14.2	7.0	100.0

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6.1.3 Collateral held for loan and lease operations portfolio

	06/30/2016				12/31/2015
			(II) Under-collateralized
	(I) Over-collateralized assets		assets		(I) Over-collateralized assets		(II) Under-collateralized assets
	Carrying		Carrying		Carrying		Carrying
	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of
Financial effect of collateral	assets	collateral	assets	collateral	assets	collateral	assets	collateral
Individuals	52,967	130,922	687	622	54,640	135,202	639	572
Personal	506	1,323	483	457	495	1,204	448	419
Vehicles	16,286	42,882	203	164	19,390	50,662	189	152
Mortgage loans	36,175	86,717	1	1	34,755	83,336	2	1

Small, medium businesses and corporate	125,355	403,040	12,828	7,577	169,560	481,916	7,968	2,932

Foreign loans - Latin America	100,161	149,837	8,652	5,762	57,680	89,531	7,715	6,042

Total	278,483	683,799	22,167	13,961	281,880	706,649	16,322	9,546

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 197,878 (R$ 176,046 at 12/31/2015).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans - Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

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7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Real estate not for own use	11	37	11	133
Residential properties - mortgage loans	112	41	250	71
Vehicles - linked to loan operations	4	5	8	10
Other (Vehicles / Furniture / Equipments) - Dation	95	10	99	30
Total	222	93	368	244

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Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management the ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, and posterior amendments, comprising a set of principles that drive the institution's strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies / Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings covers from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk ranges from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders' equity, liquidity, markets complexity and volatility and the institution's appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and

•	Within one month, for proper committees.

Daily risk reports, used by the business and control areas, are issued to the top management. In addition, the market risk control and management process is submitted to periodical reviews of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

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The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

For a detailed vision of the accounting hedge topic, see Note 9 – Hedge accounting.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354 of July 27, 2007.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: risk of losses in operations subject to foreign exchange variation;

•	Price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;

•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

The CMN has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING to manage market risk.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”); and

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•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices. In the first quarter of 2016, o ITAÚ UNIBANCO HOLDING opted for including the exposures of each foreign unit in the calculation of ITAÚ UNIBANCO HOLDING’s Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period. In this quarter, the Total Average VaR remained lower than 1% of ITAÚ UNIBANCO HOLDING`s stockholders` equity, in line with that recorded in the previous quarter.

From January 1st to June 30, 2016, the average total VaR in Historical Simulation was R$ 190.2 million, or 0,15% of total stockholders' equity (throughout 2015 it was R$ 207.0 million or 0.18% of total stockholders' equity).

	(in R$ million)
	VaR Total - Historical Simulation
	06/30/2016(1)				12/31/2015(2)
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group
Brazilian interest rate	157.9	86.2	244.6	219.5	131.9	78.2	236.4	121.2
Other interest rate	111.7	99.9	123.5	109.0	93.6	75.1	139.2	108.6
FX rate	19.8	8.5	33.2	16.3	47.2	11.3	118.6	13.1
Brazilian inflation indexes	133.4	86.8	182.4	149.7	134.1	103.9	294.9	108.9
Equities and commodities	56.9	46.7	72.4	72.4	28.5	17.2	70.4	59.3

Effect of diversification				(335.7)				(233.3)
Total risk	190.2	155.1	237.5	231.2	207.0	152.3	340.7	204.0

(1) VaR by Risk factor group includes information from foreign units.

(2) VaR by Risk factor group does not include information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2016	148

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	06/30/2016						12/31/2015
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	371,486	213,085	103,550	313,525	177,482	1,179,128	376,617	203,639	97,021	277,995	186,609	1,141,881
Interbank deposits	18,938	4,024	1,534	866	-	25,362	23,454	3,436	2,879	753	3	30,525
Securities purchased under agreements to resell	187,672	56,563	2,074	623	-	246,932	196,402	57,997	5	-	-	254,404
Central Bank compulsory deposits	65,029	-	-	-	-	65,029	62,766	-	-	-	-	62,766
Held-for-trading financial assets	6,263	15,656	12,695	83,396	61,218	179,228	12,872	9,413	13,649	57,700	70,677	164,311
Financial assets held for trading and designated at fair value through profit or loss	-	-	750	-	-	750	-	-	-	642	-	642
Available-for-sale financial assets	5,990	10,087	11,699	30,800	26,925	85,501	3,903	7,106	11,914	35,098	28,024	86,045
Held-to-maturity financial assets	481	682	1,351	18,294	19,876	40,684	342	-	319	14,500	27,024	42,185
Derivatives	8,574	7,842	7,117	9,404	4,177	37,114	6,040	7,152	2,653	8,116	2,794	26,755
Loan and lease operations portfolio	78,539	118,231	66,330	170,142	65,286	498,528	70,838	118,535	65,602	161,186	58,087	474,248
Interest-bearing liabilities	300,653	99,520	79,962	314,112	68,415	862,662	290,908	98,129	74,635	316,852	72,968	853,492
Savings deposits	104,479	-	-	-	-	104,479	111,319	-	-	-	-	111,319
Time deposits	30,177	31,869	16,613	53,278	7,486	139,423	13,465	19,252	13,277	57,694	1,562	105,250
Interbank deposits	3,430	1,728	981	159	69	6,367	4,475	8,727	1,012	735	-	14,949
Deposits received under repurchase agreements	145,836	16,650	22,258	139,614	15,329	339,687	144,750	15,186	21,262	134,708	20,737	336,643
Interbank market	7,989	33,487	29,576	56,572	10,669	138,293	8,056	42,525	29,966	62,654	13,685	156,886
Institutional market	1,626	10,747	4,352	48,116	31,683	96,524	4,988	5,123	5,748	42,938	35,121	93,918
Derivatives	7,111	5,001	6,107	13,149	3,148	34,516	3,850	7,309	3,348	14,715	1,849	31,071
Financial liabilities held for trading	5	38	75	228	31	377	5	7	22	364	14	412
Liabilities for capitalization plans	-	-	-	2,996	-	2,996	-	-	-	3,044	-	3,044
Difference asset / liability (2)	70,833	113,565	23,588	(587)	109,067	316,466	85,709	105,510	22,386	(38,857)	113,641	288,389
Cumulative difference	70,833	184,398	207,986	207,399	316,466		85,709	191,219	213,605	174,748	288,389
Ratio of cumulative difference to total interest-bearing assets	6.0%	15.6%	17.6%	17.6%	26.8%		7.5%	16.7%	18.7%	15.3%	25.3%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Position of accounts subject to currency risk

	06/30/2016
		Chilean
Assets	Dollar	Peso	Other	Total
Cash and deposits on demand	8,471	2,107	4,375	14,953
Central Bank compulsory deposits	80	-	4,188	4,268
Interbank deposits	8,935	3,671	7,174	19,780
Securities purchased under agreements to resell	-	126	415	541
Financial assets held for trading	5,878	272	2,058	8,208
Financial assets designated at fair value through profit or loss	750	-	-	750
Derivatives	10,836	5,441	1,107	17,384
Available-for-sale financial assets	25,074	4,880	5,350	35,304
Held-to-maturity financial assets	12,374	23	563	12,960
Loan operations and lease operations portfolio, net	47,688	75,835	40,179	163,702
Total assets	120,086	92,355	65,409	277,850

	06/30/2016
		Chilean
Liabilities	Dollar	Peso	Other	Total
Deposits	39,028	52,116	49,707	140,851
Securities sold under repurchase agreements	17,077	882	1,054	19,013
Financial liabilities held for trading	377	-	-	377
Derivatives	9,411	4,715	843	14,969
Interbank market debt	40,657	6,694	2,518	49,869
Institutional market debt	36,555	22,750	2,234	61,539
Total liabilities	143,105	87,157	56,356	286,618

Net position	(23,019)	5,198	9,053	(8,768)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

	12/31/2015
		Chilean
Assets	Dollar	Peso	Other	Total
Cash and deposits on demand	6,060	779	4,611	11,450
Central Bank compulsory deposits	234	503	6,435	7,172
Interbank deposits	16,281	2,093	4,649	23,023
Securities purchased under agreements to resell	1,966	56	87	2,109
Financial assets held for trading	6,125	73	907	7,105
Financial assets designated at fair value through profit or loss	642	-	-	642
Derivatives	9,581	1,279	37	10,897
Available-for-sale financial assets	28,833	3,063	1,928	33,824
Held-to-maturity financial assets	14,807	-	-	14,807
Loan operations and lease operations portfolio, net	63,456	36,776	20,931	121,163
Total assets	147,985	44,622	39,585	232,192

	12/31/2015
		Chilean
Liabilities	Dollar	Peso	Other	Total
Deposits	55,539	25,811	30,657	112,007
Securities sold under securities repurchase agreements	23,405	240	142	23,787
Financial liabilities held for trading	412	-	-	412
Derivatives	9,179	1,396	429	11,004
Interbank market debt	59,203	3,796	821	63,820
Institutional market debt	44,901	8,112	334	53,347
Total liabilities	192,639	39,355	32,383	264,377

Net position	(44,654)	5,267	7,202	(32,185)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

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Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

In compliance with Circular n° 3.724 of BACEN, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international of Basileia.

The summarized calculation of the indicator is as follows. In 2016, the minimum indicator requirement is 70%. For more detail on the short-term liquidity indicator, that is not part of the financial statements, visit investor-relations, section Corporate Governance / Risk and Capital Management — Pillar 3.

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2nd quarter
Information on the Liquidity Coverage Ratio (LCR)	Total Adjusted Amount(1)
Total high-quality liquid assets (2)	177,535
Total potential cash outflows (3)	93,346
Liquidity Coverage Ratio (%)	190.2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 597.9 billion (R$ 586.2 billion at 12/31/2015), particularly funding from time deposits. A considerable portion of these funds – 34.1% of total, or R$ 203,7 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	06/30/2016			12/31/2015
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	196,849	309,032		190,352	292,610
Demand deposits	58,763	58,763	9.8	61,092	61,092	10.4
Savings deposits	104,479	104,479	17.5	111,319	111,319	19.0
Time deposits	30,177	139,423	23.3	13,465	105,250	18.0
Other	3,430	6,367	1.1	4,476	14,949	2.6
Funds from acceptances and issuance of securities (1)	3,958	84,230	14.1	4,128	75,590	12.9
Funds from own issue (2)	2,775	144,384	24.1	2,863	152,215	25.9
Subordinated debt	96	60,282	10.1	4,722	65,785	11.2
Total	203,679	597,928	100.0	202,065	586,200	100

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2016, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell – funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 155.3 billion and accounted for 76.3% of the short term redeemable obligations, 26.0% of total funding, and 17.2% of total assets.

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The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	06/30/2016	12/31/2015
Liquidity indicators	%	%
Net assets (1) / funds within 30 days (2)	76.3	77.5
Net assets (1) / total funds (3)	26.0	26.7
Net assets (1) / total assets (4)	17.2	18.1

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 901,577 (R$ 863,180 at 12/31/2015).

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The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	06/30/2016					12/31/2015
	0 - 30	31 - 365	366 - 720	Over 720		0 - 30	31 - 365	366 - 720	Over 720
Financial assets (1)	days	days	days	days	Total	days	days	days	days	Total
Cash and deposits on demand	21,852	-	-	-	21,852	18,544	-	-	-	18,544

Interbank investments	215,125	45,015	702	382	261,224	229,295	40,016	696	239	270,246
Securities purchased under agreements to resell - Funded position (2)	70,346	-	-	-	70,346	72,091	-	-	-	72,091
Securities purchased under agreements to resell - Financed position	125,660	39,443	-	-	165,103	133,315	33,742	-	-	167,057
Interbank deposits	19,119	5,572	702	382	25,775	23,889	6,274	696	239	31,098

Securities	71,057	20,219	9,515	73,420	174,211	71,124	15,485	11,017	78,774	176,400
Government securities - available	63,138	-	-	-	63,138	65,965	-	-	-	65,965
Government securities - subject to repurchase commitments	716	6,387	2,513	14,344	23,960	68	2,675	712	6,866	10,321
Private securities - available	7,202	13,832	6,760	56,767	84,561	5,091	12,681	10,305	71,908	99,985
Private securities - subject to repurchase commitments	1	-	242	2,309	2,552	-	129	-	-	129

Derivative financial instruments	8,574	14,964	4,842	9,244	37,624	5,955	7,685	3,430	6,289	23,359
Gross position	-	5	-	505	509	-	1	-	20	21
Cross Currency Swap Deliverable - Asset position	-	112	-	888	1,000	-	852	-	975	1,827
Cross Currency Swap Deliverable - Liability position	-	(108)	-	(383)	(491)	-	(851)	-	(955)	(1,806)
Net position	8,574	14,959	4,842	8,739	37,114	5,955	7,684	3,430	6,269	23,338
Swaps	286	3,599	1,851	6,265	12,001	666	2,140	1,935	4,406	9,147
Option	514	3,313	2,363	226	6,416	2,413	2,000	692	478	5,583
Forward (onshore)	5,719	916	-	-	6,635	1,204	1,961	1	-	3,166
Other derivative financial instruments	2,055	7,131	628	2,248	12,062	1,672	1,583	802	1,385	5,442
Loan and lease operations portfolio (3)	66,088	173,160	85,950	204,644	529,842	63,263	171,813	86,118	187,619	508,813
Total financial assets	382,696	253,358	101,009	287,690	1,024,753	388,181	234,999	101,261	272,921	997,362

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 68,698 (R$ 66,556 at 12/31/2015), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 8,586 (R$ 9,461 at 12/31/2015) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 41,019 (R$ 38,978 at 12/31/2015) and the amount of liabilities from transactions related to credit assignments R$ 5,577 (R$ 5,495 at 12/31/2015) .

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Undiscounted future flows except for derivatives	06/30/2016					12/31/2015
	0 - 30	31 - 365	366 - 720	Over 720		0 - 30	31 - 365	366 - 720	Over 720
Financial liabilities	days	days	days	days	Total	days	days	days	days	Total
Deposits	198,044	55,202	9,688	66,739	329,673	190,890	45,133	8,331	64,843	309,197
Demand deposits	58,763	-	-	-	58,763	61,092	-	-	-	61,092
Savings deposits	104,479	-	-	-	104,479	111,319	-	-	-	111,319
Time deposit	31,239	52,364	9,672	66,717	159,992	13,873	34,660	8,326	64,819	121,678
Interbank deposits	3,563	2,838	16	22	6,439	4,606	10,473	5	24	15,108

Compulsory deposits	(40,289)	(13,214)	(2,252)	(12,943)	(68,698)	(40,807)	(9,021)	(2,043)	(14,685)	(66,556)
Demand deposits	(7,827)	-	-	-	(7,827)	(10,224)	-	-	-	(10,224)
Savings deposits	(24,287)	-	-	-	(24,287)	(26,838)	-	-	-	(26,838)
Time deposit	(8,175)	(13,214)	(2,252)	(12,943)	(36,584)	(3,745)	(9,021)	(2,043)	(14,685)	(29,494)

Securities sold under repurchase agreements (1)	353,493	206,148	47,198	149,813	756,652	167,363	39,464	63,773	111,189	381,789
Government securities	188,626	153,273	7,779	42,034	391,712	139,530	5,315	2,588	29,937	177,370
Private securities	145,848	30,326	39,419	107,779	323,372	8,043	30,146	61,185	81,252	180,626
Foreign	19,019	22,549	-	-	41,568	19,790	4,003	-	-	23,793

Funds from acceptances and issuance of securities (2)	4,384	21,591	28,157	48,401	102,533	4,188	24,186	19,178	40,612	88,164

Borrowing and onlending (3)	4,484	41,086	5,277	5,171	56,018	5,902	58,159	24,116	25,672	113,849

Subordinated debt (4)	289	13,869	14,577	50,413	79,148	4,775	10,115	13,764	56,006	84,660

Derivative financial instruments	7,111	8,365	3,370	12,494	31,340	3,765	8,537	4,104	11,269	27,675
Gross position	-	123	-	5	128	1	11	-	4	16
Cross Currency Swap Deliverable - Asset position	-	(2,635)	-	(50)	(2,685)	(85)	(1,269)	-	(236)	(1,590)
Cross Currency Swap Deliverable - Liability position	-	2,758	-	55	2,813	86	1,280	-	240	1,606
Net position	7,111	8,242	3,370	12,489	31,212	3,764	8,526	4,104	11,265	27,659
Swaps	164	2,138	1,536	10,065	13,903	783	3,368	2,618	9,562	16,331
Option	570	3,537	1,268	1,077	6,452	1,460	3,025	805	493	5,783
Forward (onshore)	5,295	2	-	-	5,297	828	5	-	-	833
Other derivative financial instruments	1,082	2,565	566	1,347	5,560	693	2,128	681	1,210	4,712

Total financial liabilities	527,516	333,047	106,015	320,088	1,286,666	336,076	176,573	131,223	294,906	938,778

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

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	06/30/2016					12/31/2015
	0 - 30	31 - 365	366 - 720	Over 720		0 - 30	31 - 365	366 - 720	Over 720
Off balance sheet	days	days	days	days	Total	days	days	days	days	Total
Endorsements and sureties	4,566	14,187	5,944	50,347	75,044	2,018	13,819	5,477	52,930	74,244
Commitments to be released	83,754	39,689	25,694	79,278	228,415	84,641	28,808	28,404	79,487	221,340
Letters of credit to be released	7,492	-	-	-	7,492	6,936	-	-	-	6,936
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	325	262	-	587	-	340	-	-	340
Total	95,812	54,201	31,900	129,625	311,538	93,595	42,967	33,881	132,417	302,860

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